Exhibit 99.1

Banco Itaú Chile Announces First Quarter 2023 Management Discussion & Analysis Report SANTIAGO, Chile, April 28, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCB; SSE: ITAUCL) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended March 31, 2023. For the full MD&A Report, please refer to the following link. https://ir.itau.cl/files/doc_financials/2023/q1/Itau-Chile-1Q23-MD-A.pdf On Tuesday, May 2, 2023, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Chile’s Chief Executive Officer; Rodrigo Couto, Itaú Chile’s Chief Financial Officer and Liliana Gonzalez Londono, Head of Corporate Strategy & Financial Planning. Conference Call Details: Online registration: https://conferencingportals.com/event/OCZyVRsO Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://events.q4inc.com/attendee/744691839 Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Chile +56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl

Itau.cl Itaú Chile Itauchile itauchile Management Discussion & Analysis and Complete Balance sheet & income statements 1Q23

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3 Itaú 5 20 22 24 44 34 50 53 Additional Information Complete Balance sheet & income statements 61 Report of Independent Auditors Table of Contents Management Discussion & Analysis Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country Managerial results - Breakdown for Chile Managerial results - Breakdown for Colombia Balance Sheet Risk and Capital Management Access here 7 Executive Summary

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Management Discussion & Analysis

6 Itaú This report is based on Itaú reviewed financial statements for 1Q23, 4Q22 and 1Q22 prepared in accordance with the Com-pendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2023 of Ch$792.92 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or “SF”). Certain figures included in this Quarterly Report for the three months ended March 31, 2023 and 2022, for the three months ended December 31, 2022 and for the twelve-month periods ended March 31, 2023 and 2022 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Executive Summary 01 Management Discussion & Analysis and Complete Balance sheet & income statements

8 Itaú Management Discussion & Analysis Executive Summary Results Performance Balance Sheet Competitive Environment Itaú operates in the financial market registering its headquarters in Chile, complemented by its operations in Colombia and Panama, a branch in New York and a representative office in Lima, Peru. It seeks to offer its clients a complete set of financial solutions that include credit products, investment, insurance, among other financial services, complemented by a multichannel service model covering the provision of physical and digital branches, as well as mobile channels (APP and web). Financial Industry Results Loan growth At the end of the first quarter of 2023, the financial system in Chile reached a total of Ch$226.0billion (excluding operations in Colombia and BCI Florida), presenting a growth of 0.4% compared to the previous quarter, driven by a larger mortgage portfolio; while compared to the same period of 2022, the system registers a growth of 9.3%, a variation that considers an increase of 13.6% in mortgage and 6.8% in com-mercial loans, both portfolios register impacts derived from the appreciation of the peso against the USD and the higher inflation between the comparative period. In relation to the composition of the portfolio, 54.0% of the total is explained by commercial loans, while mortgage increases its presence within the total portfolio reaching 33.7% and consumer loans remains at 12.3%. On the other hand, in the comparison in 12 months, the greater presence of mortgage portfolio stands out in the composition of the total loans of the system, which went from explaining 32.5% of the total portfolio to 33.7% in 2023. Regarding the liabilities portfolio, at the end of March the industry the industry totaled Ch$345.8 billion, a decrease of 0.2% compared to the previous quarter and a growth of 8.6% compared to 1Q22. In relation to the composition of the portfolio, the trend in demand deposits stands out, which at the industry level maintains a rate of decrease, totaling Ch$63.9 billion in the quarter, presenting a decrease of 5.0% compared to the previous quarter and 19.4% compared to the same period of 2022. Itaú Chile achieved a market share of 10.0% in its portfolio of total loans, 11.3% in commercial loans, 8.7% in consumer and 8.5% in mortgage loans, presenting a decrease of 5bp in total participation compared to what was observed at the end of the previous quarter, despite consumer loans totaling an improvement of 25bp in market share of placements between the 12 months compared, Itaú is one of the banks with the highest growth in its portfolio of consumer loans in this period. In relation to the liabilities portfolio, Itaú maintained its total market share of liabilities, closing the quarter at 9.4%, improving by 13bp compared to the previous quarter and 45bp compared to 1Q22, highlighting the improvement in the share of demand deposits. trillion (1Q23/4Q22) (1Q23/1Q22) Commercial 54.0% Consumer 12.3% Mortgage 33.7% +0.4% +9.3% Loans Ch$ 226.0 Deposits and other demand liabilities 18.5% Time deposits 30.6% Bonds 18.8% Other financial liabilities 32.1% Liabilities growth trillion (1Q23/4Q22) (1Q23/1Q22) -0.2% +8.6% Liabilities Ch$ 345.8

9 Itaú Management Discussion & Analysis Executive Summary Balance Sheet Competitive Environment Macroeconomic scenario 3.40% 3.50% 3.50% 1.80% 1.80% 3.40% 1.80% 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 7.00% 9.00% 10.75% 11.25% 11.25% 7.00% 11.25% 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 CPI TPM Performance Balance Sheet Results During 1Q23 activity indicators surprised to the upside amid resilience shown in services as employment registered growth at the margin and real wages increased, supporting the wage bill. Meanwhile, core inflationary pressures remain elevated, while headline inflation is falling. Headline CPI by the end of 1Q23 fell to 11.1%, down from 12.8% as of December and the 14.1% August peak. Core inflation, however, remained sticky at 10.8% at the margin reflecting the significant price inertia in the economy along with activity dynamics that improved. For its part, the Central Bank maintained the policy rate at 11.25% throughout 1Q23, reinforcing a cautious forward guidance. With activity and core inflation surprising the Central Bank to the upside, pointing to a more gradual closing of the positive output gap than expected in the December IPoM. In this sense, guidance points to a gradual rate cut cycle beginning in 3Q23. On the political stage, the government’s tax reform was unexpectedly rejected by the lower house in March. Following this outcome, the measures of the rejected tax reform cannot be presented in congress again for the next 12 months. Meanwhile, the initiative that allowed for a self-loan from pension fund savings was overwhelmingly rejected by the lower house floor, closing the discussion on the matter for the next 12 months. However, the one-year hiatus for the pension fund withdrawal discussion will be met on April 18, suggesting political noise will remain elevated as some congress-men prepare to present new withdrawals. Whereas, Stronger activity and current inflation data are consistent with a slower disinflation path than we were previously expecting. We see inflation by the end this year at 4.5%. We see the beginning of the easing cycle occurring in July, and consider a cautious cutting pace that results in a year-end rate of 9.25% and 4.75% next year. The activity started the year 2023 strongly, driven by services, however, tight monetary policy could suggest that this upswing is likely to be tempo-rary. Inflation remains high, while food prices are correcting downwards, core inflation continues on an upward trend. Considering this, the Central Bank’s board determined, unanimously, a 25bp hike in March rates, bringing the monetary policy rate to 13.0%. The increase was below the previous meeting's 75 bps increase. Both the press release and the press conference noted that the board is open to further hikes if inflation surprises to the upside, but also suggested that the cycle could be over if headline inflation data shows it has peaked, food inflation continues to fall and inflation expectations consolidate into a downward trend. During the quarter, the government continued with the progress of the reform proposals promised in its presidential campaign, such as the pension reform (presented to Congress), the labor reform that would generate an increase in hiring costs of 13.3% and the health reform that faced a setback in Congress, several parties within Petro's coalition have distanced themselves from a reform that seeks to increase the role of the Status in primary care. We expect growth of 0.6% by 2023, slowing from the 7.5% increase in 2022. Despite a better-than-expected impression of activity, high rates, a slowdown in the global economy and high political uncertainty support the slowdown in activity this year, with a disinflation process that will be slow amid underlying pressures that would lead to a rate of 9.3% at the end of 2023 (13.1% in 2022). We expect rates to remain stable for most of 2023 and the policy rate to remain stable by the end of this year, with cuts starting only in 4Q23. Macroeconomic scenario 4.30% 2.60% 2.76% 2.75% 4.49% 4.30% 4.49% 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 4.00% 6.00% 10.00% 12.00% 13.00% 4.00% 13.00% 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 CPI TPM

Management Discussion & Analysis | Executive Summary
Itaú

Itaú Financial Information

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 12, 13 and 14 of this report for further details on our managerial model.

Financial Highlights

Below we present the **consolidated managerial and operating information** of Itaú for the three months ended March 31, 2023 and 2022, for the three months ended December 31, 2022 and as of March 31, 2023 and 2022.

	In Ch$ million (except where indicated), end of period	1Q23	4Q22	1Q22	3M23	3M22
Results	Recurring Net Income	78,763	83,542	110,845	78,763	110,845
	Operating Revenues [1]	337,283	372,924	317,011	337,283	317,011
	Managerial Financial Margin	288,446	325,413	271,323	288,446	271,323
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.8%	0.8%	1.2%	0.8%	1.2%
	Recurring Return on Tangible Avg. equity (RoTAE)	11.4%	12.4%	16.9%	11.4%	16.9%
	Recurring Return on Avg. assets (RoAA) [2]	0.7%	0.8%	1.1%	0.7%	1.1%
	Recurring Return on Avg. equity (RoAE) [2,5]	9.0%	9.6%	13.2%	9.0%	13.2%
	Risk Index (Loan loss allowances / Total loans)	3.3%	2.7%	3.1%	3.3%	3.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.1%	2.0%	1.8%	2.1%	1.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.1%	1.9%	1.6%	2.1%	1.6%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	2.4%	2.4%	2.9%	2.4%	2.9%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	131.3%	137.7%	169.0%	131.3%	169.0%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	49.1%	54.0%	49.0%	49.1%	49.0%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	76.4%	82.5%	62.6%	76.4%	62.6%
Balance Sheet	Total Assets	40,867,781	40,504,299	37,618,601		
	Gross Total Credit Portfolio	26,518,153	26,627,225	24,839,147		
	Total Deposits	18,159,923	18,258,838	17,499,666		
	Loan Portfolio / Total Deposits	146.03%	145.83%	141.94%		
	Shareholders Equity	3,361,783	3,320,109	3,136,852		
	Tangible Equity [4]	2,818,547	2,659,584	2,543,947		
Other	Headcount [7]	7,461	7,558	7,816		
	Chile	5,144	5,163	5,177		
	Colombia	2,317	2,395	2,639		
	Branches [8]	247	253	272		
	Chile	177	179	186		
	Colombia	70	74	86		
	ATM – Automated Teller Machines	257	462	477		
	Chile	153	359	370		
	Colombia	104	103	107		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 48 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú
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Management Discussion & Analysis | Executive Summary
Itaú

	In Ch$ million (except where indicated), end of period	1Q23	4Q22	1Q22	3M23	3M22
Highlights	Total Outstanding shares (Thousands)	973,517.87	973,517.87	973,517.87	973,517.87	973,517.87
	Book Value per share (Ch$)	3.453	3.410	3.222	3.453	3.222
	Diluted Recurring Earnings per share (Ch$)	0.081	0.086	0.114	0.081	0.114
	Accounting Diluted Earnings per share (Ch$)	0.077	0.081	0.109	0.077	0.109
	Diluted Recurring Earnings per ADR (US$)	0.153	0.151	0.217	0.153	0.217
	Accounting Diluted Earnings per ADR (US$)	0.145	0.143	0.208	0.145	0.208
	Dividend (Ch$ million)	n.a.	n.a.	277,806	n.a.	277,806
	Dividend per share (Ch$)	n.a.	n.a.	0.086	n.a.	0.086
	Market capitalization (Ch$ billion)	1,907.12	1,820.48	1,703.66	1,907.12	1,703.66
	Market capitalization (US$ billion)	2.4	2.1	2.2	2.4	2.2
	Solvency Ratio - BIS Ratio [9]	15.26%	15.31%	15.49%	15.26%	15.49%
	Shareholders' equity / Total assets	8.23%	8.20%	8.34%	8.23%	8.34%
	Shareholders' equity / Total liabilities	8.96%	8.93%	9.10%	8.96%	9.10%
Indicators	Ch$ exchange rate for US$1.0	792.92	854.31	785.6	792.92	785.6
	COP exchange rate for Ch$1.0	0.1713	0.1761	0.2094	0.1713	0.2094
	Monetary Policy Interest Rate - Chile [10]	11.3%	11.3%	7.0%	11.3%	7.0%
	Monetary Policy Interest Rate - Colombia [10]	13.0%	12.0%	4.0%	13.0%	4.0%
	Quarterly UF variation - Chile [11]	1.3%	2.5%	2.4%	1.3%	2.4%
	Quarterly CPI variation - Chile	1.8%	1.8%	3.4%	1.8%	3.4%
	Quarterly CPI variation - Colombia	4.5%	2.8%	4.3%	4.5%	4.3%

Notes: **(9)** BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

The monitoring and management of Itaú's performance is carried out through the monitoring of critical financial indicators such as its level of Efficiency, delinquency rates, RoTE and return on capital, among others, which are analyzed in detail in this quarterly disclosure document.

Regarding the measurement of "non-financial" indicators, Itaú continuously monitors key variables within the framework of its vision as a leading bank in sustainable performance and customer satisfaction, highlighting the measurements of NPS (Net Promoter Score, adopted since 2019), staff turnover rates, gender composition, climate measurements, shared value and social impact, among others; indicators that are presented and analyzed on a recurring basis in the annual disclosures of the Bank's Annual Report (see details in Annual Report 2022 available in https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf)

Itaú
11

12 Itaú Management Discussion & Analysis Executive Summary Highlights Indicators Indicators Highlights In Ch$ million 1Q23 4Q22 1Q22 3M23 3M22 Net Income Attributable to Shareholders (Accounting) 74,783 79,278 106,146 74,783 106,146 Non-Recurring Events 3,981 4,265 4,699 3,981 4,699 (a) Transaction Costs - - 705 - 705 (b) Goodwill impairment and amortization/impairment of intangible generated through business combinations 5,424 5,424 5,424 5,424 5,424 (c) Other Costs 29 419 308 29 308 Tax Effects (1,472) (1,577) (1,738) (1,472) (1,738) Recurring Net Income Attributable to Shareholders (Managerial) 78,763 83,542 110,845 78,763 110,845 Non-Recurring Events Net Income and Recurring Net Income Events that we have considered non-recurring correspond to: (a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses. (b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangi-bles arising from business combination, such as customer relationships. (c) Other Costs: Mainly due to provisions related to the systems consolidation process generated in the Itaú integration and costs related to the capital increase made by the Bank. Our recurring net income attributable to shareholders totaled Ch$78,763 million in the first quarter of 2023, compared to an accounting net income of Ch$74,783 million for the same period, as non-recurring items are being subtracted. Figures are presented in the following table:

Management Discussion & Analysis Executive Summary Itaú

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad, originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions, the provisions for assets received in lieu of payment, provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 14 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$2,210 million. This amount considers the acquisition of shares of Itaú Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million and the acquisition of an additional 12.36% share ownership in Itaú Colombia on February 22, 2022 for approximately US$414 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$182 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso.

In the first quarter of 2023, the Chilean peso appreciated 2.8% against the Colombian peso, compared to an appreciation of 16.1% in the previous quarter. Additionally, the Chilean peso showed an appreciation of 7.2% against the dollar and a devaluation of 0.9% compared to the first quarter of 2022. Approximately 28% of our loan portfolio is denominated or indexed to foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar **Ch$ 792.92**	**-7.2%** (1Q23/4Q22)	**+0.9%** (1Q23/1Q22)
Colombian peso **Ch$ 0.1713**	**-2.8%** (1Q23/4Q22)	**-18.2%** (1Q23/1Q22)

Itaú 13

14 Itaú Management Discussion & Analysis Executive Summary We present below a detailed reconciliation from our accounting income statements to our managerial income statements before adding/deducting non-recurring events as previously described. Even though the example below has been prepared with 1Q23 figures, it can be used to replicate any period: Managerial Income Statement in Ch$ million 1Q23 in Ch$ million 1Q23 1 Interest Income 804,735 Operating Revenues 298,789 1 Interest Expense (546,197) 1 Managerial Financial Margin 231,978 Net Interest Income 258,538 Financial Margin with Clients 324,696 2 Fees and commission income 66,810 Financial Margin with the Market (92,718) 4 Fees and commission expense (21,230) 2 Commissions and Fees 66,810 Net fee and commission income 45,581 3 Cost of Credit (90,426) 1 Total financial transactions, net (31,462) Provision for Loan Losses (103,088) 1 Other operating income 3,166 Recovery of Loans Written Off as Losses 12,662 Total operating income 275,823 Credit Value Adjustment (or “CVA”; ratings and colla-terals effects) - 3 Provision for Loan Losses (103,123) 4 Non-interest Expenses (193,195) 3 Recoveries from loans written-off as losses 12,662 Personnel Expenses (78,911) 3 Result of non-current assets 35 Administrative Expenses (89,317) Net operating income 185,397 Depreciation, Amortization and Impairment (24,967) 4 Personnel expenses (78,911) Income before Tax and Minority Interests 15,168 4 Administrative expenses (65,540) 5 Income tax expense 59,628 4 Depreciation and amortization (24,966) 6 Minority Interests in Subsidiaries (12) 4 Impairments (0) Net Income attributable to Shareholders 74,783 4 Other operating expenses (2,547) Total operating expenses (171,965) Operating Income 13,431 1 Income from investments in other companies 1,737 Income before taxes 15,168 5 Income tax expense 59,628 Net Income 74,795 6 Minority interests (12) Net Income attributable to Shareholders 74,783

Management Discussion & Analysis | Executive Summary | Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2023

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**298,789**	**(20,301)**	**58,796**	**-**	**337,283**
Managerial Financial Margin	231,978	(2,328)	58,796	-	288,446
Financial Margin with Clients	324,696	(14,850)	-	-	309,846
Financial Margin with the Market	(92,718)	12,522	58,796	-	(21,400)
Commissions and Fees	66,810	(17,973)	-	-	48,838
Cost of Credit	**(90,426)**	**(1,792)**	**-**	**-**	**(92,218)**
Provision for Loan Losses	(103,088)	(3,951)	-	-	(107,039)
Recovery of Loans Written Off as Losses	12,662	2,271	-	-	14,933
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(113)	-	-	(113)
Non-interest Expenses	**(193,195)**	**22,208**	**-**	**5,453**	**(165,535)**
Personnel Expenses	(78,911)	1,774	-	-	(77,137)
Administrative Expenses	(89,317)	15,610	-	29	(73,678)
Depreciation, Amortization and Impairment	(24,967)	4,823	-	5,424	(14,720)
Income before Tax and Minority Interests	**15,168**	**114**	**58,796**	**5,453**	**79,531**
Income Tax Expense	59,628	96	(58,796)	(1,472)	(544)
Minority Interests in Subsidiaries	(12)	(210)	-	-	(223)
Recurring Net Income	**74,783**	**-**	**-**	**3,981**	**78,763**

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2022

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**309,589**	**(29,041)**	**92,376**	**-**	**372,924**
Managerial Financial Margin	242,241	(9,203)	92,376	-	325,413
Financial Margin with Clients	352,851	(26,160)	-	-	326,690
Financial Margin with the Market	(110,610)	16,957	92,376	-	(1,277)
Commissions and Fees	67,349	(19,838)	-	-	47,511
Cost of Credit	**(102,214)**	**(4,003)**	**-**	**-**	**(106,217)**
Provision for Loan Losses	(139,633)	15,729	-	-	(123,904)
Recovery of Loans Written Off as Losses	37,419	(19,557)	-	-	17,862
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(175)	-	-	(175)
Non-interest Expenses	**(240,387)**	**33,151**	**-**	**5,842**	**(201,394)**
Personnel Expenses	(99,409)	3,988	-	-	(95,420)
Administrative Expenses	(114,951)	22,949	-	418	(91,584)
Depreciation, Amortization and Impairment	(26,027)	6,213	-	5,424	(14,390)
Income before Tax and Minority Interests	**(33,012)**	**107**	**92,376**	**5,842**	**65,313**
Income Tax Expense	112,291	(166)	(92,376)	(1,577)	18,171
Minority Interests in Subsidiaries	(2)	59	-	-	57
Recurring Net Income	**79,278**	**-**	**-**	**4,264**	**83,542**

Itaú 15

Management Discussion & Analysis | Executive Summary
Itaú

1st quarter of 2023 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	1Q23	4Q22	change		1Q22	change		3M23	3M22	change	
Operating Revenues	**337,283**	**372,924**	**-9.6%**	**(35,641)**	**317,011**	**6.4%**	**20,273**	**337,283**	**317,011**	**6.4%**	**20,273**
Managerial Financial Margin	288,446	325,413	-11.4%	(36,967)	271,323	6.3%	17,123	288,446	271,323	6.3%	17,123
Financial Margin with Clients	309,846	326,690	-5.2%	(16,845)	248,560	24.7%	61,286	309,846	248,560	24.7%	61,286
Financial Margin with the Market	(21,400)	(1,277)	1575.9%	(20,123)	22,763	-	(44,163)	(21,400)	22,763	-	(44,163)
Commissions and Fees	48,838	47,511	2.8%	1,327	45,688	6.9%	3,150	48,838	45,688	6.9%	3,150
Cost of Credit	**(92,218)**	**(106,217)**	**-13.2%**	**13,998**	**(42,961)**	**114.7%**	**(49,257)**	**(92,218)**	**(42,961)**	**114.7%**	**(49,257)**
Provision for Loan Losses	(107,039)	(123,904)	-13.6%	16,865	(58,398)	83.3%	(48,641)	(107,039)	(58,398)	83.3%	(48,641)
Recovery of Loans Written Off as Losses	14,933	17,862	-16.4%	(2,929)	15,691	-4.8%	(758)	14,933	15,691	-4.8%	(758)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(113)	(175)	-35.6%	62	(255)	-55.7%	142	(113)	(255)	-55.7%	142
Non-interest Expenses	**(165,535)**	**(201,394)**	**-17.8%**	**35,859**	**(155,352)**	**6.6%**	**(10,183)**	**(165,535)**	**(155,352)**	**6.6%**	**(10,183)**
Personnel Expenses	(77,137)	(95,420)	-19.2%	18,283	(72,981)	5.7%	(4,156)	(77,137)	(72,981)	5.7%	(4,156)
Administrative Expenses	(73,678)	(91,584)	-19.6%	17,906	(70,457)	4.6%	(3,221)	(73,678)	(70,457)	4.6%	(3,221)
Depreciation. Amortization and Impairment	(14,720)	(14,390)	2.3%	(330)	(11,914)	23.6%	(2,806)	(14,720)	(11,914)	23.6%	(2,806)
Income before Tax and Minority Interests	**79,531**	**65,313**	**21.8%**	**14,217**	**118,698**	**-33.0%**	**(39,167)**	**79,531**	**118,698**	**-33.0%**	**(39,167)**
Income Tax Expense	(544)	18,171	-	(18,716)	(7,613)	-92.8%	7,068	(544)	(7,613)	-92.8%	7,068
Minority Interests in Subsidiaries	(223)	57	-	(280)	(240)	-7.4%	18	(223)	(240)	-7.4%	18
Recurring Net Income	**78,763**	**83,542**	**-5.7%**	**(4,779)**	**110,845**	**-28.9%**	**(32,081)**	**78,763**	**110,845**	**-28.9%**	**(32,081)**

Itaú
16

17 Itaú Management Discussion & Analysis Executive Summary Return on Average Tangible Equity1 Recurring Net Income Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 12 and 13 : Ch$ 78.8 billion for the 1Q23 Highlights in 1Q23 For further details by country see page 40 Highlights of the quarter The Recurring Net Income amounted to Ch$78.8 billion in the first quarter of 2023, presenting a decrease of 5.7% compared to the previous quarter and a decrease of 28.9% compared to the same period of 2022. As a result, Return on Average Tangible Equity reached 11.4% as of March 31, 2023. In Chile, the Recurring Net Income totaled Ch$84.3 billion, 18.8% lower than the previous quarter, as a result of the 14.6% decrease in Operat-ing Revenues, mainly Financial Margin with Market; partially offset by lower Non-interest Expenses by 19.6% and 11.7% in the Cost of Credit. Compared to the same period of 2022, the Recurring Net Income of this quarter registered a reduction of 24.6%, due to a higher Cost of Credit registered in 1Q23. In constant currency, Colombia's Recurring Net Income totaled a loss of Ch$5.5 billion, improving on the result observed in the previous quar-ter, from the higher generation of revenues and decreases in Non-interest Expenses and Cost of Credit (downgrades and write-off of commercial loans in 4Q22); while, compared to 1Q22, the results show a decrease that is due to an increase in Non-interest and higher Cost of Credit . 11.4% The annualized recurring return on average tangible equity reached 11.4% in the first quarter of 2023, 1.0 percentage points below the value recorded in the previous quarter and 5.5 percentage points lower than the ratio observed in the first quarter of 2022. The average tangible shareholders equity totaled Ch$2,762.4 billion, representing an increase of 2.6% compared to the last quarter and 5.5% increase compared to the same period of 2022, growth that is based on the higher results obtained during 2022. Annualized recurring return on average assets ex-goodwill and ex-intangibles generated in business combination reached 0.8% in the first quarter of 2023, showing a decrease of 3.1bps compared to the previous quarter and a decrease of 41.6bps compared to the first quarter of 2022, given the 28.9% reduction in Recurring Net Income in 1Q23. For further details by country see page 48 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million 110,845 145,370 117,107 83,542 78,763 1Q22 2Q 22 3Q 22 4Q22 1Q23 -5.7% -28.9% 110,845 78,763 3M22 3M23 -28.9% 16.9% 22.1% 17.6% 12.4% 11.4% 16.9% 11.4% 1.2% 1.5% 1.2% 0.8% 0.8% 1.2% 0.8% 1 0. 0% 1 5.0% 20. 0% 25. 0% 30. 0% 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 -3.0% -2.0% -1 .0% 0.0% 1 .0% 2.0% 3.0% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) -5.5p.p -1.0p.p -5.5p.p

18 Itaú 42,961 74,590 90,888 106,217 92,218 42,961 92,218 0.7 1.2 1.4 1.6 1.6 0.7 1.6 - 2. 0 - 1. 6 - 1. 2 - 0. 8 - 0. 4 - 0.4 0.8 1 .2 1 .6 2.0 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 - 10,000 1 0, 00 30,00 50,00 70,00 90,00 1 10,000 1 30,000 1 50,000 Cost of credit (Ch$ million) +93.6pb +6.0pb +93.6pb Financial Margin with Clients Cost of Credit Ch$ 309.8 billion For further details by country see pages 25 and 35 Ch$ 92.2 billion Commissions and Fees Efficiency Ratio For further details by country see pages 27 and 37 49.1% The Financial Margin with Clients decreased by 5.2% in the first quarter of 2023, compared to the previous period, due to specific results recorded in Chile during the previous quarter (annual sale of student portfolio-CAE) and the incidence of a lower number of accrual days in 1Q23, among other effects. When compared to the first quarter of 2022, our Financial Margin with Clients increased by 24.7%, due to the growth of asset and liability portfoli-os and the higher value of the average TPM in force in both Chile and Colombia and its effects on the profitability of liabilities and capital. In the first quarter of 2023, the Bank's Efficiency ratio showed a reduction of 4.9 percentage points compared to the previous quarter, totaling 49.1%, a variation that is due to the 17.8% decrease in Non-interest Expenses (lower expenses in Chile and Colombia), a variation that offset the 9.6% decrease in Operating Revenues. When compared to the first quarter of 2022, the Efficiency ratio remained practically unchanged (increase of 0.07 percentage points), due to the 6.4% increase in Operating Revenues, driven by higher results in Financial Margin with Clients, derived from the growth of asset and liability portfolios and the effects of the increase in the TPM on the profitability of some balance sheet items. In the first quarter of 2023, the Cost of Credit presented a decrease of 13.2% compared to the previous quarter, due to specific effects registered in Chile and Colombia in 4Q22 that meant an increase in expenditure due to the application of downgrades in cases of Wholesale clients, increase in com-mercial write-off and the recognition of additional provisions (in the case of Chile). When compared to the first quarter of 2022, the Cost of Credit increased by 114.7%, since in the first months of the previous year positive effects were still reflected in the Cost of Credit, as a result of the economic support applied during the COVID 19 pandemic, basically in Chile. 45,688 49,085 51,322 47,511 48,838 1Q22 2Q22 3Q22 4Q22 1Q23 45,688 48,838 3M22 3M23 +2.8% +6,9% +6,9% Ch$ 48.8 billion In the first quarter of 2023, Commissions and Fees income increased by 2.8% compared to the previous period and an increase of 6.9% compared to the first quarter of 2022, driven by higher results recorded in Financial Advisory services developed in Chile and Colombia (basically Wholesale clients), in addition to higher commissions obtained in credit and contingent opera-tions from Colombia's commercial activity (details on page 37). For further details by country see pages 32 and 42 Management Discussion & Analysis Executive Summary For further details by country see pages 28 and 38 248,560 276,190 305,804 326,690 309,846 248,560 309,846 3.20 3.46 3.67 3.90 3.90 3.20 3.90 - 3. 0 - 2. 0 - 1. 0 - 1 .00 2.00 3.00 4.00 1 50,000 200, 00 250, 00 300, 00 350, 00 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23 Financial Margin with Clients Financial margin with clients (annualized average rate) +70.2pb +0.3pb +70.2pb Ch$ million Ch$ million Ch$ million +0.07% +0.07% -4,93% 49.0% 45.3% 47.8% 54.0% 49.1% 49.0% 49.1% 1Q22 2Q22 3Q22 4Q22 1Q23 3M22 3M23

19 Itaú Management Discussion & Analysis Executive Summary Forecast The historical results, the analysis of the trends observed in critical business variables (levels of portfolio growth, retur ns, risk and expense control, among others), capital requirements; as well as the analysis and continuous review of the general environmen t in which the Bank's commercial activity is carried out (macroeconomic, social, regulatory, etc.) constitute the basis for the de finition of the financial objectives generated in the annual strategic planning process, which are finally translated into the measuremen t of Forecast that establishes the base framework for the development and focus of the commercial actions of the year. In this way, the expectation for the year 2023 is as follows: Although the growth plans and projections of results presented above are based on management assumptions and information avai lable in the market at the beginning of 2023, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of the se expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and econ omic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others. (1) Net provision for credit & counterparty risks in line with inflation stable as interest rates rise mid single digit Financial margin with clients average rate Loan growth Cost of credit risk1 Non-Interest Expenses growth range from 1.0% to 1.5% Expected

Income Statement and Balance Sheet Analysis 02 Management Discussion & Analysis and Complete Balance sheet & income statements

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- The cost of derivative structures used to hedge the investment and its related tax effects; and
- Other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 12, 13 and 14 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 1Q23, 4Q22 an d 1Q22:

	1Q23			4Q22			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**337,283**	**291,014**	**57,566**	**372,924**	**340,932**	**57,154**	**-9.6%**	**-14.6%**	**0.7%**
Managerial Financial Margin	288,446	250,576	49,166	325,413	300,305	50,270	-11.4%	-16.6%	-2.2%
Financial Margin with Clients	309,846	238,213	71,633	326,690	253,227	73,463	-5.2%	-5.9%	-2.5%
Financial Margin with the Market	(21,400)	12,363	(22,467)	(1,277)	47,078	(23,193)	1575.9%	-73.7%	-3.1%
Commissions and Fees	48,838	40,437	8,400	47,511	40,627	6,884	2.8%	-0.5%	22.0%
Cost of Credit	**(92,218)**	**(76,460)**	**(15,759)**	**(106,217)**	**(86,579)**	**(19,638)**	**-13.2%**	**-11.7%**	**-19.8%**
Provision for Loan Losses	(107,039)	(87,402)	(19,637)	(123,904)	(99,759)	(24,145)	-13.6%	-12.4%	-18.7%
Recovery of Loans Written Off as Losses	14,933	11,056	3,878	17,862	13,355	4,507	-16.4%	-17.2%	-14.0%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(113)	(113)	-	(175)	(175)	-	-35.6%	-35.6%	0.0%
Non-interest Expenses	**(165,535)**	**(124,764)**	**(40,770)**	**(201,394)**	**(155,107)**	**(46,287)**	**-17.8%**	**-19.6%**	**-11.9%**
Personnel Expenses	(77,137)	(58,987)	(18,150)	(95,420)	(74,829)	(20,592)	-19.2%	-21.2%	-11.9%
Administrative Expenses	(73,678)	(54,251)	(19,427)	(91,584)	(68,621)	(22,963)	-19.6%	-20.9%	-15.4%
Depreciation, Amortization and Impairment	(14,720)	(11,527)	(3,193)	(14,390)	(11,658)	(2,732)	2.3%	-1.1%	16.9%
Income before Tax and Minority Interests	**79,531**	**89,790**	**1,037**	**65,313**	**99,246**	**(8,771)**	**21.8%**	**-9.5%**	**-111.8%**
Income Tax Expense	(544)	(5,361)	1,767	18,171	4,462	6,916	-103.0%	-220.2%	-74.5%
Minority Interests in Subsidiaries	(223)	(108)	(114)	57	73	(16)	-487.8%	-247.8%	619.2%
Costs of hedge positions	-	-	(8,246)	-	-	(18,368)	0.0%	0.0%	-55.1%
Recurring Net Income	**78,763**	**84,321**	**(5,557)**	**83,542**	**103,781**	**(20,239)**	**-5.7%**	**-18.8%**	**-72.5%**
Recurring Return on Managerial Tangible Equity	11.4%	13.9%	-6.5%	12.4%	17.7%	-15.5%	-101 pbs	-377 pbs	897 pbs

	1Q23			1Q22			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**337,283**	**291,014**	**57,566**	**317,011**	**264,941**	**58,489**	**6.4%**	**9.8%**	**-1.6%**
Managerial Financial Margin	288,446	250,576	49,166	271,323	226,131	51,610	6.3%	10.8%	-4.7%
Financial Margin with Clients	309,846	238,213	71,633	248,560	193,145	55,415	24.7%	23.3%	29.3%
Financial Margin with the Market	(21,400)	12,363	(22,467)	22,763	32,986	(3,804)	-194.0%	-62.5%	490.5%
Commissions and Fees	48,838	40,437	8,400	45,688	38,810	6,878	6.9%	4.2%	22.1%
Cost of Credit	**(92,218)**	**(76,460)**	**(15,759)**	**(42,961)**	**(31,293)**	**(11,669)**	**114.7%**	**144.3%**	**35.1%**
Provision for Loan Losses	(107,039)	(87,402)	(19,637)	(58,398)	(42,092)	(16,306)	83.3%	107.6%	20.4%
Recovery of Loans Written Off as Losses	14,933	11,056	3,878	15,691	11,054	4,637	-4.8%	0.0%	-16.4%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(113)	(113)	-	(255)	(255)	-	-55.7%	-55.7%	0.0%
Non-interest Expenses	**(165,535)**	**(124,764)**	**(40,770)**	**(155,352)**	**(114,971)**	**(40,381)**	**6.6%**	**8.5%**	**1.0%**
Personnel Expenses	(77,137)	(58,987)	(18,150)	(72,981)	(51,608)	(21,373)	5.7%	14.3%	-15.1%
Administrative Expenses	(73,678)	(54,251)	(19,427)	(70,457)	(54,175)	(16,282)	4.6%	0.1%	19.3%
Depreciation, Amortization and Impairment	(14,720)	(11,527)	(3,193)	(11,914)	(9,189)	(2,725)	23.6%	25.4%	17.2%
Income before Tax and Minority Interests	**79,531**	**89,790**	**1,037**	**118,698**	**118,677**	**6,439**	**-33.0%**	**-24.3%**	**-83.9%**
Income Tax Expense	(544)	(5,361)	1,767	(7,613)	(6,740)	(2,605)	-92.8%	-20.5%	-167.8%
Minority Interests in Subsidiaries	(223)	(108)	(114)	(240)	(46)	(194)	-7.4%	133.5%	-41.1%
Costs of hedge positions	-	-	(8,246)	-	-	(4,686)	0.0%	0.0%	76.0%
Recurring Net Income	**78,763**	**84,321**	**(5,557)**	**110,845**	**111,890**	**(1,046)**	**-28.9%**	**-24.6%**	**431.4%**
Recurring Return on Managerial Tangible Equity	11.4%	13.9%	-6.5%	16.9%	20.9%	-0.9%	-553 pbs	-697 pbs	-566 pbs

(1) In nominal currency

Itaú

22

Management Discussion & Analysis Income Statement Analysis Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 1Q23, 4Q22 and 1Q22 is presented below:

In Ch$ million	1Q23	4Q22	1Q22	3M23	3M22
Net Income Attributable to Shareholders (Accounting)	**72,608**	**78,965**	**102,469**	**72,608**	**102,469**
(+) Non-recurring events	3,981	4,264	4,699	3,981	4,699
(+) Other results and overhead costs from Colombia in Chile (a)	(514)	2,184	37	(514)	37
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	8,246	18,368	4,686	8,246	4,686
Recurring Net Income	**84,321**	**103,781**	**111,890**	**84,321**	**111,890**

In Ch$ million	1Q23	4Q22	1Q22	3M23	3M22
Net Income Attributable to Shareholders (Accounting)	**2,175**	**313**	**3,677**	**2,175**	**3,677**
(+) Non-recurring events	-	-	-	-	-
(+) Other results and overhead costs from Colombia in Chile (a)	514	(2,184)	(37)	514	(37)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(8,246)	(18,368)	(4,686)	(8,246)	(4,686)
Recurring Net Income	**(5,557)**	**(20,239)**	**(1,046)**	**(5,557)**	**(1,046)**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.

(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.

(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú 23

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 22 and 23:

In Ch$ million	1Q23	4Q22	change %	change $	1Q22	change %	change $	3M23	3M22	change %	change $
Operating Revenues	**291,014**	**340,932**	**-14.6%**	**(49,918)**	**264,941**	**9.8%**	**26,073**	**291,014**	**264,941**	**9.8%**	**26,073**
Managerial Financial Margin	250,576	300,305	-16.6%	(49,729)	226,131	10.8%	24,445	250,576	226,131	10.8%	24,445
Financial Margin with Clients	238,213	253,227	-5.9%	(15,014)	193,145	23.3%	45,068	238,213	193,145	23.3%	45,068
Financial Margin with the Market	12,363	47,078	-73.7%	(34,715)	32,986	-62.5%	(20,623)	12,363	32,986	-62.5%	(20,623)
Commissions and Fees	40,437	40,627	-0.5%	(189)	38,810	4.2%	1,628	40,437	38,810	4.2%	1,628
Cost of Credit	**(76,460)**	**(86,579)**	**-11.7%**	**10,119**	**(31,293)**	**144.3%**	**(45,167)**	**(76,460)**	**(31,293)**	**144.3%**	**(45,167)**
Provision for Loan Losses	(87,402)	(99,759)	-12.4%	12,357	(42,092)	107.6%	(45,310)	(87,402)	(42,092)	107.6%	(45,310)
Recovery of Loans Written Off as Losses	11,056	13,355	-17.2%	(2,300)	11,054	0.0%	1	11,056	11,054	0.0%	1
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(113)	(175)	-35.6%	62	(255)	-55.7%	142	(113)	(255)	-55.7%	142
Non-interest Expenses	**(124,764)**	**(155,107)**	**-19.6%**	**30,343**	**(114,971)**	**8.5%**	**(9,793)**	**(124,764)**	**(114,971)**	**8.5%**	**(9,793)**
Personnel Expenses	(58,987)	(74,829)	-21.2%	15,842	(51,608)	14.3%	(7,380)	(58,987)	(51,608)	14.3%	(7,380)
Administrative Expenses	(54,251)	(68,621)	-20.9%	14,370	(54,175)	0.1%	(76)	(54,251)	(54,175)	0.1%	(76)
Depreciation. Amortization and Impairment	(11,527)	(11,658)	-1.1%	131	(9,189)	25.4%	(2,338)	(11,527)	(9,189)	25.4%	(2,338)
Income before Tax and Minority Interests	**89,790**	**99,246**	**-9.5%**	**(9,456)**	**118,677**	**-24.3%**	**(28,887)**	**89,790**	**118,677**	**-24.3%**	**(28,887)**
Income Tax Expense	(5,361)	4,462	-	(9,823)	(6,740)	-20.5%	1,380	(5,361)	(6,740)	-20.5%	1,380
Minority Interests in Subsidiaries	(108)	73	-	(182)	(46)	133.5%	(62)	(108)	(46)	133.5%	(62)
Recurring Net Income	**84,321**	**103,781**	**-18.8%**	**(19,461)**	**111,890**	**-24.6%**	**(27,570)**	**84,321**	**111,890**	**-24.6%**	**(27,570)**

Itaú 24

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the first quarter of 2023, the **Financial Margin with Clients** showed a decrease of 5.9% compared to the previous quarter, due to a lower margin of liabilities as a result of the decrease in the portfolio and the recognition of results due to the annual sale of student portfolio materialized in the previous quarter. While in relation to 1Q22, there was an increase of 23.3%, driven by growth in loans and increase in the TPM.
- The **Financial Margin with Market** reached Ch$12.4 billion in the first quarter of the year, 73.7% lower than the profit observed in the previous quarter and 62.5% lower than the result of the first quarter of 2022, mainly due to the decrease in UF readjustment benefits recognized in this quarter.

Managerial Financial Margin

Financial Margin with Clients
Ch$238.2 billion
▼ **-5.9%** (1Q23/4Q22)
▲ **+23.3%** (1Q23/1Q22)

Financial Margin with the Market
Ch$12.4 billion
▼ **-73.7%** (1Q23/4Q22)
▼ **-62.5%** (1Q23/1Q22)


Ch$ million
226,131
32,986
193,145
276,893
66,887
210,006
264,606
30,521
234,085
300,305
47,078
253,227
250,576
12,363
238,213
1Q22
2Q22
3Q22
4Q22
1Q23
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM.

Change in the Financial Margin with Clients Breakdown


Assets financial margin
253,227
255
2,051
1,236
-11,143
1,648
-9,062
238,213
1
2
3
4
4Q22
Portfolio mix
Volume
Spreads
Portfolio and spread of liabilities
Commercial spreads on derivatives and FX transactions with clients
Capital financial margin and others
1Q23

1 **Assets financial margin (+Ch$3,542 million):** due to the growth of the loans portfolio, both in Wholesale and Retail segments, which has been complemented by commercial efforts that have resulted in improvements in average spreads.

2 **Liabilities financial margin (-Ch$11,143 million):** decrease in the result of liabilities due to a decrease in the portfolio, mainly demand liabilities, a trend that is observed at a general level in the financial industry.

3 **Commercial spreads on derivatives and FX transactions with clients (+Ch$1,648 million)**: increase supported by higher activity in derivatives and Fx transactions of Wholesale Banking clients in the quarter.

4 **Capital financial margin and others (-Ch$9,062 million):** mainly due to the recognition of specific results in the previous quarter associated with the annual sale of student portfolio (CAE credits) and the effect of fewer accrual days in the first quarter of 2023.

Itaú 25

26 Itaú Management Discussion & Analysis Income Statement Analysis UF net exposure (Ch$ trillion) UF - Unidad de Fomento (variation value) Annualized average rate of financial margin with clients Financial Margin with the Market Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfol ios and may assume directional positions, in compliance with the limits established by our risk appetite. The Financial Margin with Market contracted by 73.7% in the first quarter of 2023 vs. the previous period, as a result of the lower inflation observed during the first quarter and its impact on the results due to UF readjustments, to which are added lower p rofits obtained by the trading desk in relation to the valuation of positions held in financial instruments. 1Q23 4Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 28,766,291 3.4% 238,213 28,215,173 3.6% 253,227 Cost of Credit (76,460) (86,579) Risk-Adjusted Financial Margin with Clients 28,766,291 2.3% 161,754 28,215,173 2.3% 166,648 Financial Margin with Clients: - 21 bp • Reduction in the return on liabilities due to a decrease in the portfolio of balances seen and one-off results from annual portfolio sales recognized in 4Q22. 3.1% 3.2% 3.4% 3.6% 3.4% 2.6% 2.3% 2.2% 2.3% 2.3% 1Q22 2Q22 3Q22 4Q22 1Q23 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 32,986 66,887 30,521 47,078 12,363 26,720 42,311 43,995 44,368 39,212 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 - 1 0, 00 20,00 30,00 40,00 50,00 60,00 70,00 80,00 90,00 1Q22 2Q22 3Q22 4Q22 1Q23 Financial Margin with the Market 1-year moving average Ch$ million 1.68 1.36 1.36 0.97 0.01 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 2.4% 4.2% 3.5% 2.5% 1.3% 1Q22 2Q22 3Q22 4Q22 1Q23 Risk-Adjusted Financial Margin with Clients: - 6 bp • Decrease in the Financial Margin with Clients partially offset by the 11.7% improvement in the Cost of Credit.

Management Discussion & Analysis
Income Statement Analysis
Itaú

Commissions and Fees

Highlights

- In the first quarter of the year, income from Commissions and Fees totaled Ch$40.4 billion, remaining practically unchanged from the previous quarter, which considers a compensatory effect between lower Insurance Brokerage fees and improvement in the results of Current Account Services and Overdraft Fees, originated in a greater transactionality observed in the first quarter of the year, in addition to improvement in the commercial activity associated with the portfolio of overdraft lines by Wholesale Banking.
- Compared to the first quarter of 2022, the results by Commissions and Fees increased by 4.2%, driven by better results in Financial Advisories and Others, which is due to a higher level of structuring and advisory services completed in the first quarter of 2023, mainly referring to Wholesale clients, to which are added the results derived from the integration of MCC to the Bank, materialized in June 2022 (classified in the item Financial Advisory and Others). Additionally, this comparison highlights the higher commissions Credit Operations and Guarantees Provided, which derive from the greater activity in contingent portfolio operations observed during 2022 (mainly in the 2nd semester).

In Ch$ million	1Q23	4Q22	change		1Q22	change		3M23	3M22	change	
Insurance Brokerage	9,835	10,581	(747)	-7.1%	9,753	81	0.8%	9,835	9,753	81	0.8%
Credit Operations and Guarantees Provided	8,396	8,613	(217)	-2.5%	7,801	595	7.6%	8,396	7,801	595	7.6%
Current Account Services and Overdraft Fees	6,722	6,020	701	11.6%	6,484	238	3.7%	6,722	6,484	238	3.7%
Asset Management	3,150	3,213	(62)	-1.9%	3,453	(302)	-8.8%	3,150	3,453	(302)	-8.8%
Financial Advisory and Others	12,335	12,200	136	1.1%	11,319	1,016	9.0%	12,335	11,319	1,016	9.0%
Total Commissions and Fees	**40,437**	**40,627**	**(189)**	**-0.5%**	**38,810**	**1,628**	**4.2%**	**40,437**	**38,810**	**1,628**	**4.2%**

Commissions and Fees Breakdown

1Q23


25%
20%
9%
29%
17%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees

4Q22


26%
21%
8%
24%
21%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Current Account Services and Overdraft Fees

Itaú
27

28 Itaú Management Discussion & Analysis Income Statement Analysis Cost of Credit The ratio of net provisions for loan losses over loan portfolio de-creased by 18 percentage points compared to the previous quarter, due to the decrease in the level of credit provisions observed in the first quarter of the year, as mentioned above. In the 12-month comparison, this ratio showed an increase of 73 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the first quarter of 2023, the total allowance for loan losses, including additional provisions, showed a growth of 3.0% compared to the previous quarter, totaling Ch$728.1 billion, while our average loan portfolio remained practically unchanged compared to the previous quarter, reaching Ch$22.6 billion. As a result, the ratio of total allowance for loan losses, including additional provisions, to the loan portfolio grew in the first quarter of 2023 compared to the previous period, advancing from 3.13% to 3.22%. In Ch$ million 1Q23 4Q22 change 1Q22 change 3M23 3M22 change Net Provision for Loan Losses (76,347) (86,404) 10,057 -11.6% (31,038) (45,309) 146.0% (76,347) (31,038) (45,309) 146.0% Provision for Loan Losses (87,402) (99,759) 12,357 -12.4% (42,092) (45,310) 107.6% (87,402) (42,092) (45,310) 107.6% Recovery of Loans Written Off as Losses 11,056 13,355 (2,300) -17.2% 11,054 1 0.0% 11,056 11,054 1 0.0% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) (113) (175) 62 -35.6% (255) 142 -55.7% (113) (255) 142 -55.7% Cost of Credit (76,460) (86,579) 10,119 -11.7% (31,293) (45,167) 144.3% (76,460) (31,293) (45,167) 144.3% (*) Average Loan Portfolio In the first quarter of 2023, the Cost of Credit totaled Ch$76.5 billion, which represents a decrease of 11.7% compared to the net expense of the previous quarter, mainly due to rating changes applied in 4Q22 for some cases of Wholesale clients, that resulted in an increase in provi-sions expense that is not repeated in the quarter under analysis. Complementing the above, the effect of the constitution of additional provisions of Ch$5,0 billion in 4Q22 stands out. When compared to the first quarter of 2022, the Cost of Credit showed a growth of 144.3%, a variation that considers the effect of downgrades of Wholesale clients registered during 1Q22, to which is added the impact of the deterioration in consumer delinquency that has been maintained since the 2nd half of the previous year, this being also a trend that has marked the performance of the financial indus-try, delinquency that was accentuated with the end of the economic support measures (applied by the government authority in Chile) that stood out during the periods of greatest intensity of the COVID 19 pandemic, in addition to the highest inflation recorded to date. 523,109 502,854 531,769 554,416 575,678 112,379 127,379 147,379 152,379 152,379 635,488 630,233 679,148 706,795 728,057 3.2 3.0 3.1 3.1 3.2 - 4. 2 - 4. 2 - 4. 1 - 4. 1 - 4. 0 - 4. 0 - 3. 9 - 3. 9 - 3. 8 - 3. 8 - 3. 7 - 3. 7 - 3. 6 - 3. 6 - 3. 5 - 3. 5 - 3. 4 - 3. 4 - 3. 3 - 3. 3 - 3. 2 - 3. 2 - 3. 1 - 3. 1 - 3. 0 - 3. 0 - 2. 9 - 2. 9 - 2. 8 - 2. 8 - 2. 7 - 2. 7 - 2. 6 - 2. 6 - 2. 5 - 2. 5 - 2. 4 - 2. 4 - 2. 3 - 2. 3 - 2. 2 - 2. 2 - 2. 1 - 2. 1 - 2. 0 - 2. 0 - 1. 9 - 1. 9 - 1. 8 - 1. 8 - 1. 7 - 1. 7 - 1. 6 - 1. 6 - 1. 5 - 1. 5 - 1. 4 - 1. 4 - 1. 3 - 1. 3 - 1. 2 - 1. 2 - 1. 1 - 1. 1 - 1. 0 - 1. 0 - 0. 9 - 0. 9 - 0. 8 - 0. 8 - 0. 7 - 0. 7 - 0. 6 - 0. 6 - 0. 5 - 0. 5 - 0. 4 - 0. 4 - 0. 3 - 0. 3 - 0. 2 - 0. 2 - 0. 1 - 0. 1 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1 .0 1 .0 1 .1 1 .1 1 .2 1 .2 1 .3 1 .3 1 .4 1 .4 1 .5 1 .5 1 .6 1 .6 1 .7 1 .7 1 .8 1 .8 1 .9 1 .9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 - 600, 00 1 ,20,000 1Q22 2Q22 3Q22 4Q22 1Q23 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Total provisions Allowances for loan losses / Loan portfolio (%) 42,092 74,062 95,960 99,759 87,402 31,293 57,693 78,314 86,579 76,460 0.6 1.1 1.4 1.5 1.4 -2.0 -1 .6 -1 .2 -0. 8 -0. 4 0.0 0.4 0.8 1 .2 1 .6 2.0 2.4 - 10,000 1 0, 00 30,00 50,00 70,00 90,00 1 10,000 1 30,000 1 50,000 1Q22 2Q22 3Q22 4Q22 1Q23 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%)

Management Discussion & Analysis
Income Statement Analysis
Itaú

Credit Quality

Delinquency Ratios

Non-Performing Loans


Ch$ million
415,576
432,944
388,703
311,493
312,773
392,051
424,162
430,088
468,161
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Non-performing Loans over 90 days - Chile

NPL Ratio (%) by Segments | over 90 days


2.79%
2.99%
2.67%
1.94%
1.90%
2.31%
2.38%
2.36%
2.57%
2.40%
2.63%
2.43%
1.61%
1.58%
2.06%
2.13%
2.01%
2.23%
2.25%
2.33%
2.04%
1.56%
1.56%
1.83%
1.89%
1.90%
2.07%
1.75%
1.62%
1.14%
1.03%
1.44%
1.65%
1.75%
1.99%
2.28%
1.07%
0.99%
0.87%
0.87%
0.85%
0.82%
0.81%
0.87%
0.94%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

When compared to the previous quarter, the portfolio of loans with non-performing loans over 90 days increased Ch$38.1 billion or 8.9%, a variation that considers an increase in the delinquency of the commercial portfolio that corresponds to specific cases of Wholesale Banking clients, in addition to a higher delinquency of the Retail portfolio, since the NPL of consumer and mortgage portfolio totaled a growth of 13.6% in the quarter.

Compared to the same quarter of the previous year, this portfolio showed an increase of 49.7%, as a result of the growth in the NPL of commercial loans originated in the entry into arrears of specific cases of the Wholesale portfolio, together with the deterioration of consumer and mortgage delinquencies, mentioned above, the latter also impacted by the rise in the CPI.

In the first quarter of 2023, the total NPL ratio amounted to 2.07%, representing an increase of 17 basis points over the previous quarter. This growth in the ratio is due to the higher overall volume of the Bank's NPL portfolio (commercial, consumer and mortgage), affected by the higher delinquency recorded in non-performing loans that has marked the trend since the 2nd half of 2022 in the financial industry in general, affected by the inflationary scenario in force to date.

The NPL ratio over 90 days for commercial loans rose by 22bp in the quarter compared to the previous period (excluding CAE); while the ratio associated with the consumer portfolio increased from 1.99% to 2.28% in the first quarter of 2023 and the mortgage ratio grew 7bp, closing at 0.94%.

NPL Ratio (%) | over 90 days


2.25
2.33
2.04
1.56
1.56
1.83
1.89
1.90
2.07
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Chile

The NPL ratio of credits 90-day overdue showed a growth of 17 basis points compared to the previous quarter, as a result of the higher volume of NPL portfolio observed in this quarter. Compared to 1Q22, there was an increase of 51 basis points in the ratio, as a result of the growth in the NPL portfolio observed in the year (49.7%, mentioned above), partially offset by the 12.5% growth in loans portfolio between the 12 months compared.

Coverage Ratio[1] (%) | 90 days


177
136
156
206
203
161
160
164
156
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Chile

As of March 31, 2023, the 90-day coverage ratio reached 156%, decreasing by 9 percentage points compared to the previous quarter, however, efficient controls are maintained over the levels of credit provisions maintained.

When compared to 1Q22, a decrease of 48 percentage points is observed, however, the first quarter of 2022 was positively affected by the punctual decline in the NPL-commercial portfolio registered at the end of 2021.

(1) Coverage Ratio includes additional provisions.

Itaú
29

30 Itaú Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the first quarter of 2023, loan portfolio write-offs totaled Ch$54.1 billion, representing an increase of 16.4% compared to the previous quarter, as a result to increase in write-offs associated with consumer credits observed in the first quarter of the year. On the other hand, the ratio of written-off operations to loan portfolio average balance increased by 14 basis points compared to the previ-ous quarter, reaching 0.96% and grew by 37 basis points compared to the same period of the previous year. Loan Portfolio Write-Off 36.3 45.0 38.1 44.8 29.6 64.6 40.7 46.5 54.1 0.79 0.97 0.81 0.92 0.59 1.24 0.74 0.82 0.96 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 0 5 1 0 1 5 2 0 2 5 3 0 3 5 40 45 50 55 60 65 7 0 7 5 80 85 90 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses As of March 31, 2023, income from recoveries of written-off loans to-taled Ch$11.1 billion, 17.2% lower than the level of income in the previ-ous quarter, due to one-off recoveries that were recognized during the last three months of the previous year (referring to commercial credits). When compared to the first quarter of 2022, income from recoveries of written-off loans did not register significant variation. Ch$ million 11,054 13,784 12,586 13,355 11,056 1Q22 2Q22 3Q22 4Q22 1Q23 Recovery of Loan Written-off as Losses (Ch$ million) - Chile Ch$ million

31 Itaú Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$54.3 billion in the first quarter of 2023, showing a decrease of 20.9% compared to the previ-ous quarter, which is due to a punctual increase in consulting and advisory expenses recorded in the fourth quarter of the previous year and an increase in marketing expenses in the same period (commercial and relational campaigns carried out in the last months of 2022). When compared to the first quarter of 2022, Administrative Expenses remained unchanged. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment Expenses totaled Ch$11.5 billion in the first quarter of 2023, with no significant variation from the previous quarter. When compared to the same period in 2022, these expenses increased by 25.4%, due to the growth of the base of assets subject to amortization, which is related to progress in the Bank's strategic transformation process. Non-interest Expenses • In the fourth quarter of 2023, Non-interest Expenses totaled Ch$124.8 billion, presenting a reduction of 19.6% compared to the previous period, a variation that originates in lower Personnel and Administrative Expenses. • When compared to the first quarter of 2022, Non-interest Expenses increased by 8.5% as a result of the internalization, in the recurring expense base, of the higher inflation observed during the past year, added to the increase in Depreciation, Amortization and Impairment expenses. Highlights In the first quarter of 2023, Personnel Expenses showed a decrease of 21.2%, compared to the previous quarter, due to higher expenses recognized in the last months of 2022, derived from the realization of year-end events, to which were added higher bond provisions regis-tered at the end of 2022. Compared to the same quarter of 2022, Personnel Expenses showed an increase of 14.3%, as a result of the increase in the remuneration base caused by the increase in the CPI registered throughout the previous year. Headcount 5,144 Headcount in Chile and New York at the end of the 1Q23 - 0.4% (1Q23/4Q22) - 0.6% (1Q23/1Q22) The total number of employees including the Itaú New York branch was 5,144 at the end of the first quarter of 2023 compared to 5,163 in the previous quarter and 5,177 at the end of the first quarter of 2022, a decrease of 0.6% in headcount in a twelve-month period. Management Discussion & Analysis In Ch$ million 1Q23 4Q22 change 1Q22 change 3M23 3M22 change Personnel Expenses (58,987) (74,829) 15,842 -21.2% (51,608) (7,380) 14.3% (58,987) (51,608) (7,380) 14.3% Administrative Expenses (54,251) (68,621) 14,370 -20.9% (54,175) (76) 0.1% (54,251) (54,175) (76) 0.1% Personnel and Administrative Expenses (113,238) (143,449) 30,212 -21.1% (105,782) (7,456) 7.0% (113,238) (105,782) (7,456) 7.0% Depreciation, Amortization and Impairment (11,527) (11,658) 131 -1.1% (9,189) (2,338) 25.4% (11,527) (9,189) (2,338) 25.4% Total Non-interest Expenses (124,764) (155,107) 30,343 -19.6% (114,971) (9,793) 8.5% (124,764) (114,971) (9,793) 8.5% 5,249 5,187 5,160 5,125 5,177 5,210 5,298 5,163 5,144 -0.3% -1.2% -0.5% -0.7% 1.0% 0.6% 1.7% -2.5% -0.4% -1 0.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,50 4,70 4,90 5,100 5,30 5,50 5,70 5,90 6,100 6,30 6,50 6,70 6,90 7,100 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Chile Δ% QoQ Income Statement Analysis

32 Itaú Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 43.4% 38.5% 42.3% 45.5% 42.9% 1Q22 2Q22 3Q22 4Q22 1Q23 Efficiency ratio Income Statement Analysis Efficiency Ratio In the first quarter of 2023, our Efficiency Ratio totaled 42.9%, 2.6 percentage points lower compared to the previous quarter, as a result of the 19.6% decrease in the level of Non-interest Expenses (decrease in Personnel and Administrative Expenses), which offset the impact of the 14.6% decrease in the Operating Revenues (decrease in Financial Margin with Market and Clients). When compared to the first quarter of 2022, the Efficiency Ratio decreased 52.3 basis points mainly due to higher Operating Revenues. Distribution Network Points of Service in Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Branches | Chile and New York 187 185 182 182 180 165 165 167 165 4 4 4 6 6 9 12 12 12 1.1% -1.0% -1.6% 1.1% -1.1% -6.5% 1.7% 1.1% -1.1% -20% -1 5% -1 0% -5% 0% 5% - 50 1 0 1 50 200 250 300 350 400 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Physical Digital Δ% Branches Chile QoQ At the end of the first quarter of 2023, the Bank had 177 branches, decreasing by 1.1% compared to the previous quarter (closure of 2 physical branches). On the other hand, the total number of branches showed a decrease of 4.8% (9 fewer branches) com-pared to the level observed as of March 31, 2022, which is due to the digital transformation strategy developed by the Bank. Automated Teller Machines (ATMs) | Chile 397 393 397 398 366 352 354 355 149 9 9 4 4 4 4 4 4 4 -0.5% -1.0% -0.2% 0.2% -8.0% -3.8% 0.6% 0.3% -57.4% -70% -60% -50% -40% -30% -20% -1 0% 0% 1 0% - 50 1 0 1 50 200 250 300 350 400 450 500 550 600 650 700 750 800 850 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Itaú Banco Condell Δ% ATMs Chile QoQ At the end of the first quarter of 2023, the number of ATMs to-taled 153 in Chile, showing a decrease of 57.4% compared to the previous quarter and 58.6% lower than the total number of ATMs installed at the end of the first quarter of 2022, a variation due to the adjustment of the infrastructure carried out by the Bank as part of its digital transformation. Additionally, it is worth men-tioning that, through our agreement with Redbanc, our clients have access to more than 7,400 ATMs in Chile. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit Portfolio

Highlights

- At the end of the first quarter of 2023, the loan portfolio totaled Ch$22.6 billion in Chile, without presenting significant variation compared to the previous period (-0.1%), however, excluding the effects of the variation of the UF and the movement of the currency, on the loan portfolio, there is a slight real increase in the quarter by 0.5% compared to the balances of December 31, 2022.
- When compared to the same quarter of 2022, loans portfolio showed a growth of 12.5%, with an increase in the Wholesale and Retail portfolio, highlighting the good performance of consumer in the twelve months compared.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q23	4Q22	change	1Q22	change
Wholesale lending - Chile	**13,733,773**	**13,915,004**	**-1.3%**	**12,402,119**	**10.7%**
Commercial loans	11,173,374	11,254,349	-0.7%	10,436,051	7.1%
Foreign trade loans	1,640,920	1,692,507	-3.0%	1,182,677	38.7%
Leasing and factoring	919,480	968,149	-5.0%	783,391	17.4%
Retail lending - Chile	**8,889,027**	**8,736,776**	**1.7%**	**7,706,567**	**15.3%**
Residential Mortgage loans	**6,472,348**	**6,393,144**	**1.2%**	**5,713,222**	**13.3%**
Consumer loans	**2,416,678**	**2,343,632**	**3.1%**	**1,993,346**	**21.2%**
Consumer installment loans	1,640,965	1,606,738	2.1%	1,403,472	16.9%
Current account overdrafts	146,863	142,487	3.1%	115,657	27.0%
Credit card debtors	628,230	593,816	5.8%	473,682	32.6%
Other loans and receivables	621	592	4.9%	535	16.0%
TOTAL LOANS[1]	**22,622,800**	**22,651,780**	**-0.1%**	**20,108,686**	**12.5%**

(1) Total loans does not include balance owed by banks.

Compared to the fourth quarter of 2022, the total loan portfolio decreased by 0.1%, in nominal terms, totaling an expansion of 12.5% in the last twelve months. Excluding exchange rate effects and inflation, which impact the composition of the loan portfolio, the aforementioned variations translate into growth of 0.5% and 5.8%, respectively.

The Wholesale portfolio decreased by 1.3% in this quarter compared to 4Q22, while it grew 10.7% compared to 1Q22. Adjusting for exchange rate variations, the Wholesale portfolio grew 0.3% compared to the previous quarter and with conflicting movements in its composition, highlighting the growth of foreign trade and commercial loans by 3.9% and 0.3%, respectively, while the balances of factoring and student loans total decreases of 14.8% and 3.6%, which represent a lower volume of loans for Ch$71.6 billion.

The Retail portfolio grew 1.7% in this quarter compared to 4Q22 and 15.3% compared to 1Q22, variations that translate into real growth of 0.8% and 5.8%, respectively. Regarding the composition of this portfolio, the improvement in consumer loans stands out, totaling 21.2% in the comparison in twelve months, maintaining the growth trend registered in 2022 and the good performance of the Bank that led it to stand out in the industry among the Banks with the highest growth in the last 12 months.

Itaú

33

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 22 and 23:

In Ch$ million	1Q23			4Q22			%	1Q22			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**57,566**	**(155)**	**57,411**	**57,154**	**(4,350)**	**52,804**	**8.7%**	**58,489**	**(9,760)**	**48,729**	**17.8%**
Managerial Financial Margin	49,166	(131)	49,034	50,270	(3,862)	46,408	5.7%	51,610	(8,611)	42,999	14.0%
Financial Margin with Clients	71,633	(198)	71,435	73,463	(5,336)	68,127	4.9%	55,415	(9,251)	46,164	54.7%
Financial Margin with the Market	(22,467)	67	(22,400)	(23,193)	1,474	(21,720)	3.1%	(3,804)	640	(3,165)	607.8%
Commissions and Fees	8,400	(24)	8,376	6,884	(488)	6,396	31.0%	6,878	(1,148)	5,730	46.2%
Cost of Credit	**(15,759)**	**41**	**(15,718)**	**(19,638)**	**1,552**	**(18,086)**	**-13.1%**	**(11,669)**	**1,921**	**(9,748)**	**61.2%**
Provision for Loan Losses	(19,637)	49	(19,588)	(24,145)	1,881	(22,264)	-12.0%	(16,306)	2,691	(13,615)	43.9%
Recovery of Loans Written Off as Losses	3,878	(8)	3,870	4,507	(329)	4,178	-7.4%	4,637	(770)	3,867	0.1%
Non-interest Expenses	**(40,770)**	**111**	**(40,659)**	**(46,287)**	**3,214**	**(43,073)**	**-5.6%**	**(40,381)**	**6,743**	**(33,637)**	**20.9%**
Personnel Expenses	(18,150)	51	(18,099)	(20,592)	1,313	(19,279)	-6.1%	(21,373)	3,591	(17,783)	1.8%
Administrative Expenses	(19,427)	51	(19,376)	(22,963)	1,691	(21,272)	-8.9%	(16,282)	2,701	(13,582)	42.7%
Depreciation, Amortization and Impairment	(3,193)	9	(3,184)	(2,732)	211	(2,522)	26.3%	(2,725)	452	(2,273)	40.1%
Income before Tax and Minority Interests	**1,037**	**(3)**	**1,034**	**(8,771)**	**416**	**(8,355)**	**-112.4%**	**6,439**	**(1,095)**	**5,344**	**-80.7%**
Income Tax Expense	1,767	(5)	1,762	6,916	(330)	6,586	-73.2%	(2,605)	437	(2,168)	-181.3%
Minority Interests in Subsidiaries	(114)	0	(114)	(16)	(0)	(16)	608.6%	(194)	33	(162)	-29.4%
Costs of hedge positions	(8,246)	21	(8,225)	(18,368)	1,751	(16,617)	-50.5%	(4,686)	772	(3,914)	110.1%
Recurring Net Income	**(5,557)**	**14**	**(5,543)**	**(20,239)**	**1,837**	**(18,402)**	**-69.9%**	**(1,046)**	**146**	**(899)**	**516.3%**

In Ch$ million	3M23			3M22			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**57,566**	**(155)**	**57,411**	**58,489**	**(9,760)**	**48,729**	**17.8%**
Managerial Financial Margin	49,166	(131)	49,034	51,610	(8,611)	42,999	14.0%
Financial Margin with Clients	71,633	(198)	71,435	55,415	(9,251)	46,164	54.7%
Financial Margin with the Market	(22,467)	67	(22,400)	(3,804)	640	(3,165)	607.8%
Commissions and Fees	8,400	(24)	8,376	6,878	(1,148)	5,730	46.2%
Cost of Credit	**(15,759)**	**41**	**(15,718)**	**(11,669)**	**1,921**	**(9,748)**	**61.2%**
Provision for Loan Losses	(19,637)	49	(19,588)	(16,306)	2,691	(13,615)	43.9%
Recovery of Loans Written Off as Losses	3,878	(8)	3,870	4,637	(770)	3,867	0.1%
Non-interest Expenses	**(40,770)**	**111**	**(40,659)**	**(40,381)**	**6,743**	**(33,637)**	**20.9%**
Personnel Expenses	(18,150)	51	(18,099)	(21,373)	3,591	(17,783)	1.8%
Administrative Expenses	(19,427)	51	(19,376)	(16,282)	2,701	(13,582)	42.7%
Depreciation, Amortization and Impairment	(3,193)	9	(3,184)	(2,725)	452	(2,273)	40.1%
Income before Tax and Minority Interests	**1,037**	**(3)**	**1,034**	**6,439**	**(1,095)**	**5,344**	**-80.7%**
Income Tax Expense	1,767	(5)	1,762	(2,605)	437	(2,168)	-181.3%
Minority Interests in Subsidiaries	(114)	0	(114)	(194)	33	(162)	-29.4%
Costs of hedge positions	(8,246)	21	(8,225)	(4,686)	772	(3,914)	110.1%
Recurring Net Income	**(5,557)**	**14**	**(5,543)**	**(1,046)**	**146**	**(899)**	**516.3%**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.1713 per COP as of March 31, 2023.

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Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the first quarter of 2023, the **Financial Margin with Clients** increased by 4.9% compared to the previous quarter, as a result of greater activity in foreign exchange operations and clients derivatives, mainly Wholesale portfolio, to which is added the recognition of dividends received in the quarter under analysis, associated with business support companies.
- At the end of the first three months of 2023, **the Financial Margin with Market** decreased by 3.1% compared to the last quarter of 2022, as a result of the higher costs of the management of Assets and Liabilities (ALM) derived from the upward trend in interest rates that was maintained throughout 2022.

Managerial Financial Margin

Financial Margin with Clients
Ch$71.4 billion
▲ **+4,9%** (1Q23/4Q22)
▲ **+54,7%** (1Q23/1Q22)

Financial Margin with the Market
Ch$-22.4 billion
▼ **-3,1%** (1Q23/4Q22)
▼ **-607,8%** (1Q23/1Q22)



Ch$ million
42,999
46,164
-3,165
42,999
51,879
-2,323
42,999
59,132
-10,960
42,999
68,127
-21,720
42,999
71,435
-22,400
1Q22
2Q22
3Q22
4Q22
1Q23
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charg ed by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown



68,127
-63
-1,329
-350
1,905
3,144
71,435
1
2
3
4
4Q22
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
1Q23

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023.

1 **Loan portfolio mix (-Ch$63 million):** reduction due to a lower relative presence of the Retail portfolio in the composition of total loans portfolio observed in 1Q23 compared to the previous period, operations that recorded higher profitability compared to commercial loans.

2 **Average asset portfolio, assets spreads and liabilities margin (-Ch$1,329 million):** due to a lower spread of the loan portfolio, given the higher financing costs derived from the increase in the TPM, to which is added the impact of a lower number of accrual days in the quarter under analysis.

3 **Commercial spreads on derivatives and FX transactions with clients (+Ch$1,905 million):** driven by increased activity in derivatives and exchange rate operations by clients (mainly Wholesale Banking).

4 **Working capital and others (+Ch$3,144 million):** explained, mainly, by the higher capital margin derived from the increase in interest rates observed in the quarter (income indexed to the value of the TPM) and the recognition of dividends received in 1Q23, associated with participation in business support companies.

Itaú 35

36 Itaú Management Discussion & Analysis Income Statement Analysis Risk-Adjusted Financial Margin with Clients: +59 bp • Improvement in the ratio due to a combination of a 4.9% increase in the Financial Margin with Clients and a 13.1% decrease in the Cost of Credit. Annualized average rate of financial margin with clients Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages pro prie-tary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite. The Financial Margin with Market closed the quarter with a loss of Ch$22.4 billion, which represents a greater deterioration com-pared to the previous quarter by 3.1%, since, as observed in Chile, the scenario of rising interest rates has resulted in hig her costs assumed by the banking desk in the management of asset and liability mismatches. Ch$ million Financial Margin with Clients: +41 bp • Driven by higher capital margin and results from derivatives and FX transactions with clients, observed in the first quarter of 2023. -3,165 -2,323 -10,960 -21,720 -22,400 682 -86 -1,131 -9,542 -14,351 - 20,000 - 15,000 - 10,000 - 5, 00 - - 27,000 - 2,000 - 17,000 - 12,000 - 7, 00 - 2, 00 3,000 8,000 1Q22 2Q22 3Q22 4Q22 1Q23 Financial Margin with the Market 1-year moving average Financial Margin with the Market 3.8% 4.4% 5.1% 5.9% 6.3% 3.0% 3.2% 4.2% 4.3% 4.9% 1Q22 2Q22 3Q22 4Q22 1Q23 0.00 0.02 0.04 0.06 0.08 Financial margin with clients Risk-adjusted financial margin with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023. 1Q23 4Q22 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 4,668,862 6.3% 71,435 4,650,422 5.9% 68,127 Cost of Credit (15,718) (18,086) Risk-Adjusted Financial Margin with Clients 4,668,862 4.9% 55,717 4,650,422 4.3% 50,041

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the first quarter of 2023, Commissions and Fees totaled Ch$8.4 billion, showing an increase of 31.0% compared to the previous quarter and 46.2% compared to the same period of 2022, as a result of an increase in the activity of Wholesale Banking in relation to the materialization of operations related to structuring services (Financial Advisories), as well as results from credit and contingent operations. Additionally, there are also increases in mutual fund fees due to an increase in the volume of portfolio managed and an improvement in their average profitability.

In Ch$ million	1Q23	4Q22	change		1Q22	change		3M23	3M22	change	
Insurance Brokerage	1,778	1,647	131	7.9%	1,596	182	11.4%	1,778	1,596	182	11.4%
Credit Operations and Guarantees Provided	1,773	1,038	735	70.8%	964	808	83.8%	1,773	964	808	83.8%
Asset Management	2,477	1,817	660	36.3%	1,751	727	41.5%	2,477	1,751	727	41.5%
Financial Advisory and Others	1,422	815	607	74.5%	566	855	151.0%	1,422	566	855	151.0%
Cash Management	926	1,079	(152)	-14.1%	852	74	8.7%	926	852	74	8.7%
Total Commissions and Fees	**8,376**	**6,396**	**1,980**	**31.0%**	**5,730**	**2,646**	**46.2%**	**8,376**	**5,730**	**2,646**	**46.2%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023.

Commissions and Fees Breakdown


1Q23
28%
17%
31%
10%
15%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management


4Q22
26%
16%
28%
13%
17%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory and Others
Cash Management

Itaú 37

38 Itaú Management Discussion & Analysis Income Statement Analysis Cost of Credit At the end of the first quarter of 2023, our provision for loan losses totaled Ch$19.6 billion, a decrease of 12.0% compared to the last quarter. The Cost of Credit on the loan portfolio decreased by 0.22 percent-age points in the first quarter of 2023 compared to the previous period and grew by 0.61 percentage points compared to the same period of 2022. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of March 31, 2023, the total allowance for loan losses, including additional provisions, showed a decrease of 1.7% compared to the previous quarter totaling Ch$183.7 billion, while our average loan portfolio decreased by 1.5% compared to the previous period, reaching Ch$3.87 billion. As a result, the ratio of total allowance for loan losses, including additional provisions, decreased in the first quarter of 2023 from 4.75% to 4.74% compared to the previous quarter. (*) Average Loan Portfolio 195,539 187,198 187,111 164,366 163,600 22,489 22,492 22,491 22,485 20,150 218,028 209,690 209,602 186,851 183,749 5.6 5.4 5.3 4.8 4.7 - 2. 0 - 1. 95 - 1. 90 - 1. 85 - 1. 80 - 1. 75 - 1. 70 - 1. 65 - 1. 60 - 1. 5 - 1. 50 - 1. 45 - 1. 40 - 1. 35 - 1. 30 - 1. 25 - 1. 20 - 1. 15 - 1. 10 - 1. 05 - 1. 0 - 0. 95 - 0. 90 - 0. 85 - 0. 80 - 0. 75 - 0. 70 - 0. 65 - 0. 60 - 0. 5 - 0. 50 - 0. 45 - 0. 40 - 0. 35 - 0. 30 - 0. 25 - 0. 20 - 0. 15 - 0. 10 - 0. 05 - 0.05 0.1 0 0.1 5 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1 .00 1 .05 1 .1 0 1 .1 5 1 .20 1 .25 1 .30 1 .35 1 .40 1 .45 1 .50 1 .55 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2.00 2.05 2.1 0 2.1 5 2.20 2.25 2.30 2.35 2.40 2.45 2.50 2.55 2.60 2.65 2.70 2.75 2.80 2.85 2.90 2.95 3.00 3.05 3.1 0 3.1 5 3.20 3.25 3.30 3.35 3.40 3.45 3.50 3.55 3.60 3.65 3.70 3.75 3.80 3.85 3.90 3.95 4.00 4.05 4.1 0 4.1 5 4.20 4.25 4.30 4.35 4.40 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.85 4.90 4.95 5.00 5.05 5.1 0 5.1 5 5.20 5.25 5.30 5.35 5.40 5.45 5.50 5.55 5.60 5.65 5.70 - 1Q22 2Q22 3Q22 4Q22 1Q23 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Total provisions Allowances for loan losses / Loan portfolio (%) 13,615 16,610 14,882 22,264 19,588 9,748 13,215 10,349 18,086 15,718 1.0 1.4 1.0 1.8 1.6 -0. 5 -0. 1 0.3 0.7 1 .1 1 .5 1 .9 2.3 - 5,000 1 0, 00 1 5, 00 20,00 25,00 30,00 35,00 40,00 45,00 50,00 1Q22 2Q22 3Q22 4Q22 1Q23 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) In Ch$ million 1Q23 4Q22 change 1Q22 change 3M23 3M22 change Provision for Loan Losses (19,588) (22,264) 2,675 -12.0% (13,615) (5,973) 43.9% (19,588) (13,615) (5,973) 43.9% Recovery of Loans Written Off as 3,870 4,178 (307) -7.4% 3,867 3 0.1% 3,870 3,867 3 0.1% Cost of Credit (15,718) (18,086) 2,368 -13.1% (9,748) (5,970) 61.2% (15,718) (9,748) (5,970) 61.2% Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tion, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023. In the first quarter of 2023, the Cost of Credit amounted to Ch$15.7 billion, presenting a decrease of 13.1% compared to the last quarter of 2022, since in that period were recognized specific write-offs referred to clients of the commercial portfolio of Wholesale Banking, which raised the net expense of Credit Cost of the period. When compared to the same quarter of 2022, the Cost of Credit presented a growth of 61.2%, which is based on the better credit performance observed during the first half of 2022, which adds to the effect of the persistent deterioration trend in consumer delin-quency that has been registered since the 2nd half of the previous year. Note: Provision for loan losses and cost of credit for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March31, 2023.

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


132,856
144,850
135,589
124,863
113,022
110,917
116,524
92,785
94,750
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023.

The portfolio of credits 90 days overdue increased by 2.1% in the first quarter of 2023 compared to the previous one, due to a growth of the NPL portfolios of commercial and consumer loans by 3.1% and 5.9%, respectively, while the mortgage portfolio presented a decrease of 5.4% compared to 4Q22.

When compared to the first quarter of 2022, the portfolio of credits 90 days overdue decreased 16.2%, a variation that considers a decrease of 27.1% in the commercial portfolio in arrears and a growth of 22.1% in consumer.

NPL Ratio (%) | over 90 days


3.58
3.85
3.51
3.21
2.92
2.80
2.95
2.40
2.43
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Colombia

The NPL ratio of credits 90 days overdue increased by 3 basis points in the first quarter of 2022 compared to the previous period, reaching 2.43% at the end of March 31, 2023, which is due to the greater volume of non-performing loans of commercial and consumer loans, as mentioned above, which adds to loan portfolio without significant variation between these periods compared.

When compared to the same period in 2022, this ratio decreased by 49 basis points.

NPL Ratio (%) by Segments | over 90 days


4.21%
4.62%
4.14%
3.79%
3.39%
3.00%
3.22%
2.40%
2.51%
3.58%
3.85%
3.51%
3.21%
2.92%
2.80%
2.95%
2.40%
2.43%
3.27%
3.09%
2.94%
2.61%
2.38%
2.81%
2.78%
2.62%
2.39%
1.53%
1.78%
1.86%
1.84%
1.86%
2.12%
2.18%
2.23%
2.51%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
Commercial
Mortgage
Consumer
Total

As of March 31, 2023, the total NPL ratio over 90 days showed an increase of 3 basis points compared to the previous quarter, given 2.1% growth in the NPL portfolio, slightly offset by 0.8% growth in the loan portfolio (see page 43).

In a 12-month comparison, the total NPL ratio over 90 days decreased from 2.92% to 2.43%, driven mainly by a reduction in the NPL portfolio of commercial loans and a loans portfolio remaining virtually unchanged.

Coverage Ratio[1] (%) | 90 days


194
179
177
188
193
189
180
201
194
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Colombia

At the end of the first 3 months of 2023, the 90-day coverage ratio totaled 194%, presenting a decrease of 7 percentage points compared to the fourth quarter of 2022 and a slight increase of 1.0 percentage points compared to the first quarter of 2022.

Itaú
39

40 Itaú Management Discussion & Analysis Income Statement Analysis * Loan portfolio average balance of the two previous quarters. In the first quarter of 2023, the loan portfolio write-off loans totaled Ch$21.7 billion, presenting a decrease of 20.3% compared to the previous quarter, since at the end of 2022 some specific write-offs were recognized within the commercial portfolio (mainly cases of Wholesale Banking). The ratio of written-off operations to loan portfolio average balance reached 2.24%, decreasing by 53 basis points compared to the pre-vious quarter and 51 basis points compared to the same quarter of the previous year. Loan Portfolio Write-Off 14.7 20.2 22.7 14.7 26.6 28.3 15.1 27.2 21.7 1.61 2.16 2.38 1.50 2.75 2.90 1.52 2.77 2.24 0.00 0.1 0 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1 .00 1 .10 1 .20 1 .30 1 .40 1 .50 1 .60 1 .70 1 .80 1 .90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 0 5 1 0 1 5 20 2 5 3 0 3 5 40 45 50 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%) Recovery of Loans Written-off as Losses In this quarter, income from recovery of loans written-off as losses totaled Ch$3.9 billion, down 7.4% compared to the fourth quarter of 2022, due to lower recoveries of consumer loans recognized in 1Q23. When compared to the same quarter of 2022, the income from re-covery of loans written-off as did not register significant variation. Ch$ million 3,867 3,395 4,533 4,178 3,870 1Q22 2Q22 3Q22 4Q22 1Q23 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023. Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023. Ch$ million

41 Itaú Personnel expenses Administrative Expenses Administrative Expenses amounted to Ch$19.4 billion in the first quarter of 2023, representing a reduction of 8.9% compared to the previous period, as a result of higher advisory and consulting expens-es recorded in the last months of 2022. When compared to the first quarter of 2022, Administrative Expenses showed a growth of 42.7%, due to regularizations in expense provi-sions made during 1Q22 that meant a reduction in this line of expens-es. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment Expenses totaled Ch$3.2 billion in the first quarter of 2023, an increase of 26.3% compared to the previous quarter, as a result of the growth in the base of assets subject to amortization in the quarter under analysis. When compared to the first quarter of 2022, Depreciation, Amortization and Impairment Expenses increased by 40.1%, which is due to the progress of the Bank's transformation process and its impact on the base of assets subject to amortization. Non-interest Expenses • In the first quarter of 2023, Non-interest Expenses totaled Ch$40.7 billion in the quarter, presenting a reduction of 5.6% compared to the previous period and an expansion of 20.9% when compared to the same date in 2022. Highlights Personnel Expenses totaled Ch$18.1 billion in the first quarter of 2023, presenting a decrease of 6.1% compared to the previous quarter, a variation that is mainly due to the decrease in the level of headcount at the end of the first three months of 2023. When compared to the first quarter of 2022, Personnel Expenses show an increase of 1.8%, as a result of higher provisions of bonuses registered to date, which offset the decrease in other Personnel Ex-penses derived from the 12.2% reduction in the total number of em-ployees hired. Headcount The total number of employees including Itaú Panama was 2,317at the end of the first quarter of 2023, compared to 2,395 in the fourth quarter of 2022 and 2,639 at the end of the first quarter of 2022, a 12.2% reduction in headcount for the 12-month period ended in March 31, 2023. 2,317 Headcount in Colombia and Panamá at the end of the 1Q23 - 3.3% (1Q23/4Q22) - 12.2% (1Q23/1Q22) Management Discussion & Analysis 3,067 3,013 2,931 2,691 2,639 2,459 2,442 2,395 2,317 -1.0% -1.8% -2.7% -8.2% -1.9% -6.8% -0.7% -1.9% -3.3% -1 5.0% -1 3.0% -1 1 .0% -9.0% -7.0% -5.0% -3.0% -1 .0% 1 .0% 1 ,500 1 ,700 1 ,900 2,100 2,30 2,50 2,70 2,90 3,100 3,30 3,50 3,70 3,90 4,1 0 4,30 4,50 4,70 4,90 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Colombia Δ% QoQ Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.1713 per COP as of March 31, 2 023. In Ch$ million 1Q23 4Q22 change 1Q22 change 3M23 3M22 change Personnel Expenses (18,099) (19,279) 1,180 -6.1% (17,783) (317) 1.8% (18,099) (17,783) (317) 1.8% Administrative Expenses (19,376) (21,272) 1,897 -8.9% (13,582) (5,794) 42.7% (19,376) (13,582) (5,794) 42.7% Personnel and Administrative Expenses (37,475) (40,551) 3,076 -7.6% (31,365) (6,111) 19.5% (37,475) (31,365) (6,111) 19.5% Depreciation, Amortization and Impairment (3,184) (2,522) (662) 26.3% (2,273) (911) 40.1% (3,184) (2,273) (911) 40.1% Total Non-interest Expenses (40,659) (43,073) 2,414 -5.6% (33,637) (7,022) 20.9% (40,659) (33,637) (7,022) 20.9%

42 Itaú Management Discussion & Analysis Efficiency Ratio We present the evolution of the efficiency ratio: 69.0% 64.9% 73.6% 81.6% 70.8% 1Q22 2Q22 3Q22 4Q22 1Q23 Efficiency ratio Income Statement Analysis Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.1713 per COP as of March 31, 2023. Efficiency Ratio In the first quarter of 2023, Colombia's Efficiency Ratio reached 70.8%, decreasing by 10.7 percentage points compared to the previous quarter, a variation that is explained by the joint effect of a 5.6% reduction in Non-interest Expenses and the 8.7% growth in the Operating Revenues. When compared to the first quarter of 2022, the Efficiency Ratio increased by 1.8 percentage points, since although revenue generation grew by 17.8% (Operating Revenues), Non-interest Expenses grew by a greater magnitude (increase of 20.9%). Distribution Network Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. Branches | Colombia and Panama Automated Teller Machines (ATMs) | Colombia 109 108 107 104 86 79 78 74 70 -1.8% -0.9% -0.9% -2.8% -17.3% -8.1% -1.3% -5.1% -5.4% -40% -35% -30% -25% -20% -1 5% -1 0% -5% 0% - 50 1 0 1 50 200 250 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Colombia Δ% Branches Colombia QoQ As of March 31, 2023, 70 branches are registered under the Itaú brand in the consolidated vision of Colombia (including Panama), representing a decrease of 5.4% (4 fewer branches) compared to the previous quarter, while compared to the same period of 2022, the number of branches registered a decrease of 18.6% (16 fewer branches). 125 123 122 121 107 107 102 103 104 0.0% -1.6% -0.8% -0.8% -11.6% 0.0% -4.7% 1.0% 1.0% -35% -30% -25% -20% -1 5% -1 0% -5% 0% 5% 50 1 0 1 50 200 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Colombia Δ% ATMs Colombia QoQ At the end of the first quarter of 2023, the number of ATMs totaled 104 in Colombia, presenting an increase of 1.0% compared to the previous quarter (incorporation of 1 ATM) and a decrease of 2.8% compared to the same month of the previous year, which is related to the optimization of the footprint implemented in recent years. Our customers continue to have access to more than 16,000 ATMs through Colombia's financial institutions. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Managerial Financial Margin + Commission and Fees = Efficiency Ratio

Management Discussion & Analysis | Income Statement Analysis

Credit Portfolio

Highlights

- Excluding the effect of the exchange rate variation, at the end of the first quarter of 2023, Colombia's loan portfolio showed an increase of 0.8% compared to the previous quarter and 0.7% in the comparison in twelve months, reaching Ch$3.90 billion; However, considering the composition of the portfolio, there is a compensatory effect between commercial loans and the performance observed in consumer and mortgage loans.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	1Q23	4Q22	change	1Q22	change
Wholesale lending	**2,560,649**	**2,480,696**	**3.2%**	**2,481,073**	**3.2%**
Commercial loans	2,236,976	2,155,337	3.8%	2,148,204	4.1%
Current account overdrafts	6,865	2,553	168.9%	2,057	233.6%
Leasing and factoring	311,056	317,404	-2.0%	325,698	-4.5%
Other loans and receivables	5,752	5,401	6.5%	5,113	12.5%
Retail lending	**1,334,704**	**1,385,255**	**-3.6%**	**1,388,252**	**-3.9%**
Residential Mortgage loans	**620,983**	**629,141**	**-1.3%**	**602,651**	**3.0%**
Housing leasing	356,760	362,166	-1.5%	347,498	2.7%
Other mortgage loans	264,223	266,975	-1.0%	255,152	3.6%
Consumer loans	**713,721**	**756,115**	**-5.6%**	**785,602**	**-9.1%**
Consumer loans	520,688	555,057	-6.2%	603,701	-13.8%
Current account overdrafts	1,062	977	8.7%	1,151	-7.7%
Credit card debtors	157,220	164,997	-4.7%	149,139	5.4%
Leasing consumer	62	75	-16.5%	177	-64.7%
Other loans and receivables	34,689	35,009	-0.9%	31,434	10.4%
					0.0%
TOTAL LOANS[1]	**3,895,353**	**3,865,951**	**0.8%**	**3,869,326**	**0.7%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.1713 per COP as of March 31, 2023.

(1) Total loans does not include balance owed by banks.

In the first quarter of 2023, Colombia's loan portfolio showed a slight increase compared to the previous quarter (expansion of 0.8%), a variation that considers an improvement of 3.2% in the balances of commercial loans (Wholesale segment), which allowed to counteract the decline registered by Retail activity, where a decrease of 3.6% was observed, a more pronounced decrease in consumer (basically consumer loans and credit cards).

Compared to March 2022, the total loans portfolio presented a slight increase of 0.7%, which considers greater activity in commercial portfolio by 3.2% and growth of 3.0% in mortgage loans, while the consumer portfolio shows a reduction of 9.1% (mainly consumer loans).

Itaú 43

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	1Q23	4Q22	change	1Q22	change
Cash and deposits in banks	2,043,848	3,043,243	-32.8%	3,478,417	-41.2%
Cash items in process of collection	1,070,135	494,994	116.2%	312,372	242.6%
Trading investments	694,289	418,152	66.0%	328,381	111.4%
Investments under resale agreements	114,148	162,774	-29.9%	395,355	-71.1%
Financial derivatives contracts	3,452,134	3,756,339	-8.1%	2,759,769	25.1%
Interbank loans, net	23,709	45,636	-48.0%	34,829	-31.9%
Loans and accounts receivable from customers, net of loan loss allowances	25,778,876	25,903,788	-0.5%	24,076,981	7.1%
Available-for-sale investments	4,701,197	3,575,931	31.5%	3,248,877	44.7%
Held-to-maturity investments	1,153,711	1,181,484	-2.4%	1,055,718	9.3%
Investments in associates and other companies	22,580	22,374	0.9%	19,851	13.7%
Intangible assets[1]	689,001	693,790	-0.7%	693,795	-0.7%
Property, plan and equipment	144,161	149,734	-3.7%	164,661	-12.4%
Current taxes	94,707	88,353	7.2%	55,078	72.0%
Deferred taxes	327,758	269,107	21.8%	321,520	1.9%
Other assets	557,527	698,600	-20.2%	672,997	-17.2%
Total Assets	**40,867,781**	**40,504,299**	**0.9%**	**37,618,601**	**8.6%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the first quarter of 2023, our assets totaled Ch$40.9 billion, growing by Ch$363 billion or 0.9%, compared to the previous quarter, as follows:

Ch$ billion


1,374
(109)
451
(999)
(49)
(304)
363
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-23 - Dec-22

Compared to the first quarter of 2022, total assets increased by Ch$3.249 billion or 8.6%. The main variations are presented below:

Ch$ billion


1,916
1,679
677
(1,435)
(281)
692
3,249
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Mar-23 - Mar-22

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.

** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

March 31, 2023

Ch$ 40.9 trillion

▲ **+0.9%** (Mar-23 vs. Dec-22)

▲ **+8.6%** (Mar-23 vs. Mar-22)


0.3%
1.7%
3.7%
8.4%
16.0%
5.0%
64.9%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 35.5 trillion

▲ **+1.3%** (Mar-23 vs. Dec-22)

▲ **+13.9%** (Mar-23 vs. Mar-22)

Ch$ 5.4 trillion

▼ **-1.8%** (Mar-23 vs. Dec-22)

▼ **-16.9%** (Mar-23 vs. Mar-22)

Ch$ billion


33,615
34,402
35,769
37,784
37,619
40,326
42,172
40,504
40,868
16%
17%
18%
18%
17%
18%
16%
13%
13%
84%
83%
82%
82%
83%
82%
84%
87%
87%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Chile
Colombia
Total

44

Management Discussion & Analysis | Balance Sheet
Itaú

Balance Sheet

Liabilities

In Ch$ million, end of period	1Q23	4Q22	change	1Q22	change
Deposits and other demand liabilities	5,344,003	5,555,185	-3.8%	7,243,860	-26.2%
Cash items in process of being cleared	1,142,625	456,957	150.1%	330,167	246.1%
Obligations sold under repurchase agreements	434,345	354,088	22.7%	984,910	-55.9%
Time deposits and other time liabilities	12,815,920	12,703,653	0.9%	10,255,805	25.0%
Financial derivatives contracts	3,243,550	3,644,874	-11.0%	2,690,633	20.5%
Interbank borrowings	4,734,426	4,728,323	0.1%	4,751,122	-0.4%
Issued debt instruments	8,117,871	7,810,976	3.9%	7,047,517	15.2%
Other financial liabilities	297,943	355,733	-16.2%	43,088	591.5%
Current taxes	504	77.264219	552.1%	933	-46.0%
Deferred taxes	0	0	-	0	-100.0%
Provisions	482,249	495,742	-2.7%	333,505	44.6%
Other liabilities[1]	889,953	1,075,932	-17.3%	797,142	11.6%
Total Liabilities	**37,503,389**	**37,181,540**	**0.9%**	**34,478,682**	**8.8%**
Attributable to Shareholders	**3,361,783**	3,320,109	1.3%	**3,136,852**	7.2%
Non-controlling interest	2,610	2,650	-1.5%	3,067	-14.9%
Total Equity and Liabilities	**40,867,781**	**40,504,299**	**0.9%**	**37,618,601**	**8.6%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the first quarter of 2023, compared to the previous quarter, are presented in the chart below:


112
(211)
80
307
(401)
435
322
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Mar-23 - Dec-22

Compared to the first quarter of 2022, the main changes in liabilities are highlighted as follows:


2,560
(1,900)
(557)
1,070
553
1,292
3,025
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú
45

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | March 31, 2023

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	2,043,848	1,825,914	863,594	-	962,319	217,934
Cash items in process of collection	1,070,135	1,063,472	473,409	-	590,063	6,664
Trading investments	694,289	418,474	353,492	64,982	-	275,815
Investments under resale agreements	114,148	59,725	59,725	-	-	54,424
Financial derivatives contracts	3,452,134	3,294,903	2,630,065	137,857	526,981	157,230
Interbank loans, net	23,709	16,004	-	-	16,004	7,705
Loans and accounts receivable from customers, net of loan loss allowances	25,778,876	22,047,122	7,935,105	10,612,788	3,499,230	3,731,753
Available-for-sale investments	4,701,197	4,330,656	3,822,099	67,782	440,775	370,541
Held-to-maturity investments	1,153,711	868,664	466,169	386,541	15,954	285,047
Investments in associates other companies	22,580	17,100	16,880	-	220	5,480
Intangible assets	689,001	660,094	659,951	-	142	28,907
Property, plant and equipment	144,161	118,163	112,518	-	5,644	25,999
Current taxes	94,707	64,758	64,577	-	181	29,949
Deferred taxes	327,758	255,142	238,015	-	17,127	72,616
Other assets	557,527	472,270	195,526	5,288	271,456	85,257
Total Assets	**40,867,781**	**35,512,460**	**17,891,124**	**11,275,238**	**6,346,098**	**5,355,321**

Liabilities | March 31, 2023

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	5,344,003	3,743,585	2,805,416	27,236	910,933	1,600,419
Cash items in process of being cleared	1,142,625	1,142,612	668,247	-	474,365	13
Obligations sold under repurchase agreements	434,345	244,624	244,624	-	0	189,721
Time deposits and other time liabilities	12,815,920	11,231,338	7,987,373	1,184,056	2,059,909	1,584,582
Financial derivatives contracts	3,243,550	3,092,161	2,483,190	110,217	498,753	151,389
Interbank borrowings	4,734,426	4,114,657	3,007,242	-	1,107,415	619,770
Issued debt instruments	8,117,871	7,543,350	690,912	6,852,438	-	574,521
Other financial liabilities	297,943	297,943	51,328	-	246,614	-
Current taxes	504	-	-	-	-	504
Deferred taxes	-	-	-	-	-	-
Provisions	482,249	407,327	382,869	-	24,459	74,921
Other liabilities	889,953	815,691	323,305	186,725	305,662	74,262
Total Liabilities	**37,503,389**	**32,633,286**	**18,644,505**	**8,360,672**	**5,628,110**	**4,870,103**
Capital	2,687,951	2,293,169	2,293,169	-	-	394,782
Reserves	236,039	(30,710)	(30,710)	-	-	266,749
Valuation adjustment	(112,640)	(130,823)	(135,752)	-	4,929	18,183
Retained Earnings:	**550,433**	**745,675**	**444,931**	**82,940**	**217,804**	**(195,241)**
Retained earnings or prior years	628,208	825,732	628,208	-	197,524	(197,524)
Income for the period	74,783	72,500	(30,720)	82,940	20,280	2,282
Minus: Provision for mandatory dividend	(152,558)	(152,558)	(152,558)	-	-	-
Equity attributable to shareholders	**3,361,783**	2,877,310	2,571,637	82,940	222,733	484,473
Non-controlling interest	2,610	1,864	1,864	-	0	746
Total Equity	**3,364,393**	**2,879,174**	**2,573,501**	**82,940**	**222,733**	**485,219**
Total Liabilities and Equity	**40,867,781**	**35,512,460**	**21,218,006**	**8,443,612**	**5,850,843**	**5,355,321**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholder s.

Itaú 46

Management Discussion & Analysis | Balance Sheet
Itaú

Credit Portfolio

Highlights

- At the end of the first quarter of 2023, the Bank's loan portfolio totaled Ch$26.5 billion, slightly lower than that registered at the end of the previous quarter and 6.8% higher than the total loans registered as of March 31, 2022. The variation in loans compared to 4Q22 is mainly explained by the decrease in retail activity observed in Colombia (mainly consumer), while Chile recorded a decrease in commercial loans, a portfolio that has been impacted by the appreciation of the peso against the USD registered in the quarter. On the other hand, the growth in twelve months is based on the greater activity in Chile, since the portfolio of Colombia registers, in nominal terms, a decrease of 17.7%, although this is explained in an important way in the variability of the exchange rate.
- In constant currency, Colombia's total loan portfolio grew by 0.8% compared to the previous quarter and 0.7% compared to 1Q22, a lower volume of loans explained by the decrease in Wholesale Banking's commercial portfolio activity (see details on page 43). Considering the 2.8% depreciation of the Colombian peso relative to the Chilean peso in the quarter, Colombia's loan portfolio decreased 2.0% versus 4Q22 and 17.7% in the 12-month comparison.

In Ch$ million, end of period	1Q23	4Q22	change	1Q22	change
Wholesale lending	**16,294,423**	**16,465,960**	**-1.0%**	**15,435,366**	**5.6%**
Chile	**13,733,773**	**13,915,004**	**-1.3%**	**12,402,119**	**10.7%**
Commercial loans	11,173,374	11,254,349	-0.7%	10,436,051	7.1%
Foreign trade loans	1,640,920	1,692,507	-3.0%	1,182,677	38.7%
Leasing and Factoring	919,480	968,149	-5.0%	783,391	17.4%
Colombia	**2,560,649**	**2,550,956**	**0.4%**	**3,033,247**	**-15.6%**
Commercial loans	2,249,593	2,224,562	1.1%	2,635,063	-14.6%
Leasing and Factoring	311,056	326,394	-4.7%	398,184	-21.9%
Retail lending	**10,223,731**	**10,161,265**	**0.6%**	**9,403,782**	**8.7%**
Chile	**8,889,027**	**8,736,776**	**1.7%**	**7,706,567**	**15.3%**
Consumer loans	2,416,678	2,343,632	3.1%	1,993,346	21.2%
Residential mortgage loans	6,472,348	6,393,144	1.2%	5,713,222	13.3%
Colombia	**1,334,704**	**1,424,489**	**-6.3%**	**1,697,214**	**-21.4%**
Consumer loans	713,721	777,530	-8.2%	960,441	-25.7%
Residential mortgage loans	620,983	646,960	-4.0%	736,773	-15.7%
TOTAL LOANS[1]	**26,518,153**	**26,627,225**	**-0.4%**	**24,839,147**	**6.8%**
Chile	22,622,800	22,651,780	-0.1%	20,108,686	12.5%
Colombia	3,895,353	3,975,445	-2.0%	4,730,461	-17.7%

(1) Total loans does not include balance owed by banks.


Loan Portfolio - Breakdown
Mortgage 16%
Consumer 18%
Commercial 66%
Colombia 15%
Chile 85%
Mortgage 29%
Consumer 11%
Commercial 61%

Credit Portfolio - Currency Breakdown


Ch$ billion
Mar-23
8,388
10,613
7,518
26,518
Dec-22
8,113
10,692
7,823
26,627
Sep-22
7,028
11,133
9,167
27,328
Jun-22
6,870
10,676
9,023
26,569
Mar-22
6,764
10,189
7,887
24,839
Dec-21
6,740
9,799
8,215
24,754
Ch$ UF FX

As of March 31, 2023, Ch$7.518 billion of our total loans portfolio was denominated or indexed to foreign currency. This portion decreased by 3.9% in this quarter and represents approximately 28% of our total loan portfolio. In the first quarter of 2023, the USD/CLP exchange rate decreased by 7.2%, approximately Ch$61 per dollar.

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47

48 Itaú Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. Tangible Equity Breakdown At the end of the first quarter of 2023, our consolidated NPL ratio reached 2.12%, representing a growth of 15bp compared to the previous quarter and an increase of 31bp compared to the same period of 2022. The NPL ratio for Commercial loans increased from 2.36% to 2.54% compared to the previous quarter. Excluding student loans, the commercial loans NPL ratio reached 2.26%, increasing by 18bp compared to the previous quarter and 31bp compared to the first quarter of 2022. In the case of consumer loans, the NPL ratio increased 28bp com-pared to the previous period and 75bp in the comparison in twelve months, closing the quarter at 2.33%; while the Mortgage registered an increase of 5bp compared to the previous period and the same quarter of 2022, totaling 1.08%. 1Q23 Average Balance (Ch$ billion) All other Assets: Ch$ 39,998 Ch$ 34,611 Ch$ 5,387 All other Liabilities: Ch$ 37,233 Ch$ 32,186 Ch$ 5,047 Asociado a Intangibles PPA: Ch$ 40 Minority Interest ex GW and PPA Intangibles: Ch$ 3 Assets: 40,530 Liabilities: 37,244 Minority Interest: 3 Managerial Tang. Equity: Ch$ 2,762 Ch$ 2,422 Ch$ 340 Shareholders’ Equity: 3,284 Managerial Tang. Equity: Recurring Results: Recurring RoTE: Ch$ 2,762 Ch$ 2,422 Ch$ 340 Ch$ 78.8 Ch$ 84.3 Ch$ -5.6 ÷ ÷ ÷ 11.4% 13.9% 6.5% = = = Goodwill: Ch$ 493 Ch$ 493 Ch$ - Intangibles from PPA: Ch$ 40 Ch$ 40 Ch$ - Deferred taxes asociated with intangibles from PPA: Ch$ 11 Ch$ 11 Ch$ - Asociated w/ PPA Intang.: Ch$ - GW and PPA Intangibles: Ch$ 526 Ch$ 526 Ch$ - 3.06% 3.30% 2.97% 2.30% 2.19% 2.45% 2.53% 2.36% 2.54% 2.76% 3.03% 2.80% 2.05% 1.95% 2.26% 2.34% 2.07% 2.26% 1.33% 1.23% 1.12% 1.07% 1.03% 1.06% 1.03% 1.03% 1.08% 1.68% 1.67% 1.39% 1.30% 1.58% 1.80% 1.88% 2.05% 2.33% 2.50% 2.61% 2.34% 1.88% 1.82% 2.02% 2.07% 1.97% 2.12% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Commercial Comm. ex-Students loans Mortgage Consumer Total

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed between 6bp and 9bp, benefitting our cost of funds. In 2023, we have issued bonds for UF 6.0 million (equivalent to Ch$213.5 million and US$270.4 million).
- Total funding amounted to Ch$31.7 trillion by the end of the first quarter of 2023, a 0.8% increase compared to the previous quarter and an increase of 4.7% compared with the same period of 2022. The quarter-over-quarter change was primarily due to: (i) bonds (5.1%) and (ii) Time deposits and saving accounts increase (0.9%). These changes were partly offset by (i) Deposits and other demand liabilities decrease (-3.8%), (ii) Subordinated bonds (-2.2%) and (ii) Other financial liabilities (-16.2%). Year-over-year, Time deposits and saving accounts have increased by 25.0%, Bonds have expanded by 17.0% and Other financial liabilities have expanded by 591.5% against the first quarter of 2022. On the other hand, demand deposits have decreased by (-26.2%), Investments sold under repurchase agreements have decreased by (-55.9%) and Interbank borrowings have decreased by (-0.4%).

In Ch$ million, end of period	1Q23	4Q22	change		1Q22	change	
Funding from Clients (A)	**18,594,268**	**18,612,926**	**-18,658**	**-0.1%**	**18,484,575**	**109,693**	**0.6%**
Deposits and other demand liabilities	5,344,003	5,555,185	-211,182	-3.8%	7,243,860	-1,899,857	-26.2%
Time deposits and saving accounts	12,815,920	12,703,653	112,268	0.9%	10,255,805	2,560,115	25.0%
Investments sold under repurchase agreements	434,345	354,088	80,257	22.7%	984,910	-550,565	-55.9%
Other Funding (B)	**13,150,240**	**12,895,032**	**255,208**	**2.0%**	**11,841,727**	**1,308,513**	**11.1%**
Letters of credit	17,531	18,940	-1,409	-7.4%	22,573	-5,041	-22.3%
Bonds	6,864,839	6,528,867	335,972	5.1%	5,868,917	995,922	17.0%
Subordinated bonds	1,235,501	1,263,169	-27,668	-2.2%	1,156,027	79,474	6.9%
Interbank borrowings	4,734,426	4,728,323	6,103	0.1%	4,751,122	-16,695	-0.4%
Other financial liabilities	297,943	355,733	-57,790	-16.2%	43,088	254,854	591.5%
Total Funding (A) + (B)	**31,744,508**	**31,507,958**	**236,550**	**0.8%**	**30,326,302**	**1,418,206**	**4.7%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 83.5% in the first quarter of 2023:


81.9%
84.7%
85.6%
84.5%
83.5%
30.3
24.8
31.4
26.6
31.9
27.3
31.5
26.6
31.7
26.5
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

Itaú

49

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commission applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a forward-looking stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

Chile

In Ch$ million	1Q23	4Q22
High Quality Liquid Assets	4,324,411	4,089,366
Net Potential Cash Outflows	1,845,357	1,863,212
LCR (%)	234.3%	219.5%

Colombia

In Ch$ million	1Q23	4Q22
High Quality Liquid Assets	721,466	694,046
Net Potential Cash Outflows	424,622	380,211
LCR (%)	169.9%	182.5%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1713 per COP as of March 31, 2023.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum gradually increased to 100% by June 2022. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

Chile

In Ch$ million	1Q23	4Q22
Available Stable Funding	21,911,512	22,466,505
Required Stable Funding	19,420,815	19,613,314
NSFR (%)	112.8%	114.5%

Colombia

In Ch$ million	1Q23	4Q22
Available Stable Funding	3,145,399	3,225,901
Required Stable Funding	3,248,544	3,210,885
NSFR (%)	96.8%	100.5%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.1713 per COP as of March 31, 2023.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú 50

Management Discussion & Analysis | Risk and Capital Management

Capital

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, with no deductions applied in 2021.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period	1Q23	4Q22
Core capital [1]	3,361,783	3,320,109
(-) Goodwill	(492,512)	(492,512)
(-) New discounts under Basel III	(45,316)	(39,551)
(+) Subordinated debt	1,092,644	1,120,705
(+) Additional provisions	172,529	175,501
(+) Minority interest	2,610	2,650
= Regulatory capital (Core capital + Tier II capital)	4,091,738	4,086,902
Risk-Weighted assets (RWA)	26,807,237	26,687,993
BIS (Regulatory capital / Risk-weighted assets) [2]	15.26%	15.31%
Core capital ratio [1] (ex-goodwill)	10.53%	10.45%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions aplied from 4Q21; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions aplied from 4Q21.

Main changes in the 1Q23


16 bp
-2 bp
-11 bp
-7 bp
-1 bp
15.31%
15.26%
4T22
Capital Básico(1)
Nuevos descuentos Basilea III
Bonos Subordinados
APR
Otros
1T23

As of March 2023, the capital adequacy ratio of our financial institution reached a percentage of 15.26%, reflecting a solid capitalization by the bank. Compared to December 2022, this indicator experienced a variation of -5 basis points, mainly due to an increase in risk-weighted assets (RWA), as well as a negative impact on other comprehensive income (OCI) and a reduction in the computability of subordinated debt. However, these reductions were offset by an increase in the results of the period during the quarter in question and by the effects of exchange rate on risk-weighted assets.

Itaú 51

52 Itaú Management Discussion & Analysis Risk and Capital Management Ownership structure and resource management The Bank's current ownership structure consists of Itaú Unibanco (65.62%) and minority shareholders (34.38%), the latter includes the Saieh Family (1.83%). It is worth mentioning that the ownership structure was recently updated, on July 14, 2022, the dat e on which the termination of the Transaction Agreement, dated as of January 20, 2017, among Itaú Corpbanca, among Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, as well as the Shareholders Agreement, dated as of April 1, 2016, among CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., was com-municated to the market by means of a Material Event Notice filed with the CMF. The Bank's bylaws, Title VII, establish that it must distribute annually as a cash dividend to its shareholders, at the propo sal of the Board of Directors and in proportion to its shares, at least 30% of the net profits of each year. However, no dividend may be dis-tributed if a part of the capital has been lost, while the loss has not been repaired, or in the event that due to the effect of the distribution the Bank infringes any of the patrimonial requirements required by the General Law of Banks. Under the development exercise of the capital contingency plan, we seek to design a system that allows an efficient response to a capital adequacy event (ESC), in order to safeguard the continuity of the Bank and its subsidiaries, minimize negative effect s and protect depositors, creditors and shareholders of Itaú. The capital contingency plan is reviewed and updated annually, in acc ord-ance with the preparation of the Bank's capital plan or other possible needs, with the aim of having a plan that allows stabi lizing and resolving these situations in the appropriate time, safeguarding compliance with internally defined capital requirements, as well as regulatory requirements.

Additional Information 03 Management Discussion & Analysis and Complete Balance sheet & income statements

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55 Itaú Management Discussion & Analysis Additional Information Our Shares 51 Itaú capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange (ITAUCL) as of March 31, 2023. Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange (ITCB). Dividends The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future divi-dends. For purposes of capital requirements, annual dividends are provisioned at 30%. Itaú paid its last annual dividend of Ch$0.0856089775/ share in Chile on March 24, 2022. The dividend payout ratio was 30% of 2021 Net Income, equivalent to a dividend yield of 5.41%. The following table shows dividends per share distributed during the past five years: Charge to Fiscal Year Year paid Net Income (Ch$ mn)1 % Distrib-uted Dividend per Share (Ch$) 2018 2019 172,047 30% 0.100728627 2019 2020 127,065 100% 0.2479770771 2020 2021 (925,479) 0% 0.000000000 2021 2022 277,806 30% 0.0856089775 2022 2023 433,744 30% 0,13366291589 Ch$1.9 trillion | US$2.4 billion Market Capitalization Corporate Structure Chart Performance in the Capital Markets Sell-side ratings 9 2 0 Buy Hold Sell Source: Sell-side reports. As of March 31, 2023, our shareholders structure was as follows: Shareholder Base and Ratios 1Q23 4Q22 1Q22 Number of outstanding shares (million) 973,517.9 973,517.9 973,517.9 Number of outstanding ADRs [1:1500] (million) 6.54 6.68 6.47 Recurring Diluted Earnings per share in the quarter (Ch$) 0.08 0.09 011 Accounting Diluted Earnings per share in the quarter (Ch$) 0.08 0.08 0.11 Recurring Diluted Earnings per ADR in the quarter (US$) 0.15 0.15 0.22 Accounting Diluted Earnings per ADR in the quarter (US$) 0.15 0.14 0.21 Book value per share in the quarter (Ch$) 3.45 3.41 3.22 Price* / Earnings (P/E) 6.38 5.74 4.01 Price*/ Tangible Book Value (P/B) 0.57 0.55 0.54 ITAUCORP ITCB Price and Volume (Common shares) (ADR) Ch$ US$ Closing Price at 03/31/2023 1.96 3.60 Maximum price in the quarter 1.96 3.65 Average Price in the quarter 1.85 3.39 Minimum price in the quarter 1.74 3.09 Closing Price at 12/31/2022 1.87 3.23 Closing Price at 03/31/2022 1.75 3.34 Change in 1Q'23 4.76% 11.46% Change in LTM 11.94% 7.78% Average daily trading volume LTM (million) 1,773.77 0.06 Average daily trading volume in 1Q'23 (million) 1,534.45 0.02 * Closing price on the last trading day of each period. 1- Net Income Attributable to Shareholders (Accounting) Strengths of our structure • Itaú is controlled by Itaú Unibanco. • Professional and experienced management team. Average daily traded volumes for the 12-month period ended March 31, 2023 (US$ million) 1– Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody. 2− Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody. Itaú 973,517,871,202 (# total shares). Itaú Unibanco1 65.62% Others2 34.38%

Management Discussion & Analysis Additional Information
Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA+
Senior unsecured bonds	AA+
Letter of credit	AA+
Long-term deposits	AA+
Subordinated bonds	AA
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú 56

Management Discussion & Analysis Additional Information
Itaú

Our Value Proposition

Segmentation

Based on a segmentation model aimed at optimizing the level of service, satisfaction and profitability per customer, Itaú has focused on the delivery of financial solutions that create value for its customers, recognizing and adapting to new trends and needs, putting a main focus on the **"digital transformation".**

Wholesale Banking


CIB
Institutional
Multinational
Real Estate
Large Companies

- **Corporate and Investment Banking (CIB):** serves the largest economic groups of the country. This unit is distinguished by the understanding and knowledge of the business of its clients, focusing on serving them with value propositions adapted to their needs, maintaining a constant search for the quality of the services delivered and real concern in the use of Environmental, Social and Governance (ESG) criteria.
- **Institutional:** this segment is specialized in financial and non-financial institutional clients, with focus on their investment, funding and non – credit products and services needs for their daily operations.
- **Multinational:** levers the Itaú BBA footprint along Latam, developing distinct value proposals for companies operating along the region. We supply different alternatives for optimizing working capital and Treasury management cross border.
- **Real Estate and Construction Banking:** serves clients that develop and sell real estate, lease commercial, industrial and residential buildings, and construction companies.
- **Large Companies Banking:** its clients correspond to legal entities and/or economic groups with annual revenues between US$8 and US$100 million, that do not operate in the real estate or construction industries. It stands out for its national presence from the business center of Santiago to commercial executives in the main cities of the country.

Retail Banking


Private Bank
Personal Bank
Itau Branches
Banco Condell

- **Private Bank:** serves high income individuals with net investments over US$1 million and their personal businesses.
- **Personal Bank:** serves individuals with monthly income from Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments between Ch$70 million and Ch$700 million .
- **Itau Branches:** corresponds to the commercial segment that serves individuals with monthly income between Ch$600,000 and Ch$2.5 million in the Metropolitan Region and Antofagasta, and Ch$2.3 million in other parts of Chile, or investments under Ch$70 million.
- **Condell:** serves individuals with monthly income between Ch$200,000 and Ch$600,000.

Additionally, Retail Banking serves **medium and small companies** with annual revenues of up to US$8.

Since the fourth quarter of 2021, the Bank has begun to work on changes to its segmentation model, to evolve from a model that focuses on size and sector, to one that includes and understands variables of customer behavior, allowing it to increase its customer satisfaction by focusing efforts on new customer needs (see Annual Report 2022 available in https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf)

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57

58 Itaú Management Discussion & Analysis Our Value Proposition This unit aims to manage the market and liquidity risks of the Bank, as well as to optimize the funding structure and allocation of transfer prices applied to the products managed by the Bank. This unit comprises four areas in charge of developing these objectives: • Distribution Desk, in charge of the distribution of the Bank's financial products to its customers through specialized equipment and chan-nels. • Liquidity, responsible for guaranteeing the liquidity of the Bank that allows it to efficiently fulfill its obligations according to internal and external policies and guidelines. • Trading and Market Making, manages the Bank's market risks and provides competitive pricing so the Distribution Desk can distribute treasury products in the various commercial segments. • Asset and Liability Management (ALM), responsible for managing the market risks of the Bank's balance sheet and executing the institu-tion’s banking book strategy. The Bank's segmentation model is consolidated through subsidiaries, through which more comprehensive financial solutions are delivered. These subsidiaries are made up of:  Itaú Corredores de Bolsa Limitada.  Itaú Asesorías Financieras Limitada.  Itaú Corredores de Seguros S.A.  Recaudaciones y Cobranzas Limitada.  Itaú Administradora General de Fondos S.A. Within the framework of this segmentation model, Itaú structures its offering of products and services covering: Treasury Companies • Commercial current accounts • Commercial credit card • Financing (credits, foreign trade, factoring and leasing) • Cash management • Corporate finance • Derivatives • Investment Banking • Insurances Detalles en Itaú para tu empresa Individuals • Retail current account • Line of credit • Credit cards • Credits (consumer, student portfolio, among others) • Mortgage credit • Investments • Insurances Details in Itaú para ti Additional Information

59 Itaú Management Discussion & Analysis Main Stakeholders Stakeholders Customers, defined as individuals or companies of all sizes that use the Bank’s services. Communication and relationship with this interest group is developed through the following channels: physical and digital branches, website, app, social networks, mailing, contact center, NPS surveys, among others. Employees, includes the employees of the Bank and its subsidiaries. Communication and relations with this group are maintained through the Bank's intranet, internal newsletters, information screens, climate surveys, meetings of team leaders and feedback, among others. The segmentation model, the value proposition and the strong link with stakeholders serve as a basis for the realization of the strategic ob-jectives defined by the Bank, goals that in quantitative terms and in particular for the year 2023, refer to a growth of loans, with credit risk and Non-interest Expenses with controlled growth, objectives that were periodically monitored and analyzed in this quarterly disclosure (page 19 of this report). Itaú's activity focuses on the implementation of a transformation plan based on five pillars: “disruption”, “customer centricity”, “simple and digital ”, “innovative organization and culture ” and “sustainable results”. Under this framework, decision-making process takes into account social impact and shared values, which is why the Bank actively connects with its stakeholders, strengthening relationships of trust that safeguard its customers, collaborators and therefore the Bank itself. Additional Information Suppliers, with which constant communication is maintained via email, supplier portal, surveys, press releases, among others. Shareholders/Investors, group of stakeholders with whom the Bank communicates by means of: email, shareholders' meetings, notices to the market, the Bank's investor relations website, Quarterly Releases, among others. Regulatory authorities, including financial industry and other regulatory entities with which the Bank holds compliance obligations. The Bank maintains communications with regulatory entities via Memos, Regulator email address, Securities and Exchange Commis-sion (SEC) filings, among others. Society in general, includes the media and citizens in general (customers and non-customers).

Management Discussion & Analysis Additional Information
Itaú

Risk management

At Itaú **we are all risk managers**

Financial activities entail exposure to financial, credit, operational, legal and compliance risks, among others; for this reason Itaú has adopted an integrated risk management model, which starts with strengthening the transversal position of the collaborators as risk managers and is enhanced with the activity of Corporate Risk Department, which reports to the Chief Executive Officer and is responsible for carrying out this integral management, so that this becomes a competitive advantage for the Bank.

In this aspect, three lines of defense of the Risk Management Model are defined:

1. 1st Line of Defense: **Business and Support Areas,** responsible for identifying, measuring, assessing and managing the operational risks that can impact the ability to meet strategic and operational objectives.
2. 2nd Line of Defense: **Compliance and Operational Risk Departments,** responsible for assisting the Business and Support areas in managing operational risks and ensuring processes are in compliance with current regulations (internal and external).
3. 3rd Line of Defense: **Internal Audit,** responsible for regularly and independently evaluating the adequacy of risk management processes and procedures in accordance with Internal Audit Policy and reporting results to the Audit Committee.

Among the challenges arising from the COVID-19 pandemic, the adaptation to remote work, the definitions of financial portability and, in general, the focus on the digital transformation applied by the Bank, has meant working on the strengthening of the Bank's risk management culture, with an emphasis on internal and external cybersecurity evidenced by various cybersecurity initiatives (such as training, communications, promoting good internal practices and customer engagement, among others). In 2022, the management of these risks will continue to be a priority in the Bank's activity.

From the perspective of socio-environmental risks, understanding that climate change can have consequences at physical and systemic levels, which affect the financial system and societies as a whole, in 2019 the Bank signed, together with others actors in the national banking system, the **Green Agreement** promoted by the Chilean Finance Ministry's Green Finance Board, whose objective is to support the commitments that Chile has made in climate matters. During the year 2020, the work focused on the definition of a Roadmap that will define the implementation of the **Green Agreement** that implies, in turn, the development of a Methodological Guide that allows the banking sector to manage the risks and opportunities in this context.

Along similar lines, Itaú had a Socio-Environmental Risk Policy since 2018, which defines the guidelines for the evaluation of financing granted by the Bank, from the perspective of social and environmental impacts, a policy applied by the socio-environmental risk area, which performs an analysis of the information provided by clients to classify them according to their exposure to environmental risks, social and reputational. These bodies regulate and oversee compliance with current environmental, business-specific, labor, hygiene and safety regulations. The area searches the press for articles related to socio-environmental and reputation risk. It visits the customer's webpage to analyze the social and environmental commitments undertaken. Based on the information gathered, the socio-environmental risk area drafts a report and assesses the customer on the basis of socio-environmental and reputation risk exposure (see Annual Integrated Report 2022 available at https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf).

For more details of the risk management carried out and description of the same see chapter 8.5 of the Integrated Annual Report 2022 available in https://s2.q4cdn.com/476556808/files/doc_financials/2022/ar/ITCB-Memoria-Integrada-Annual-2022.pdf.

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61 Itaú Management Discussion & Analysis

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Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, in-cluding estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú’s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully inte-grating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú or its controlling shareholders expect; (4) the business of Itaú may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú; and (6) Itaú may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predic-tions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More infor-mation on potential factors that could affect Itaú’ s financial results is included from time to time in the “Risk Factors” section of Itaú’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl CAUTION REGARDING FORWARD-LOOKING STATEMENTS